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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Dixons Group PLC

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 30 2002
THOMSON FINANCIAL

FILE NO. 82- 3331   FISCAL YEAR 4-27-02

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OICF/BY: dle

DATE : 8/22/02

Technology Value

Annual Report
& Accounts 2001/02

Dixons Group plc

Contents

Financial highlights

£4.9 billion
Group turnover

£297.2 million
Underlying profit before taxation (excluding exceptional items)

11.6 pence
Adjusted diluted earnings per share (eps)

6.05 pence
Dividends per share

Turnover (excluding Freeserve)
(£m)


2,791.9
97/98
3,153.6
98/99
3,871.9
99/00
4,643.4
00/01
4,888.2
01/02

Underlying profit before taxation (excluding exceptional items and Freeserve)
(£m)


217.6
97/98
238.6
98/99
263.7
99/00
277.8
00/01
297.2
01/02

Adjusted diluted eps*
(pence)


8.4
97/98
9.4
98/99
10.0
99/00
10.3
00/01
11.6
01/02

Dividends per share
(pence)


3.175
97/98
3.825
98/99
4.600
99/00
5.500
00/01
6.050
01/02

	2001/02 £million	2000/01 £million	Change
Turnover (excluding Freeserve)	**4,888.2**	4,643.4	5.3%
Underlying profit before taxation (excluding exceptional items and Freeserve)	**297.2**	277.8	7.0%
	pence	pence	
Adjusted diluted earnings per share	**11.6**	10.3*	12.6%
Dividends per share	**6.05**	5.50	10.0%

*Prior years restated for Financial Reporting Standard 19

Europe's leading specialist retailer of consumer electronics, personal computers, domestic appliances, photographic equipment, communications products and related financial and after sales services.

Retailing across Europe

UK
Ireland
Norway
Sweden
Denmark
Finland
Iceland
Spain
France
Hungary
Italy

UK and international operations

Dixons

www.dixons.co.uk
The first choice for new technology. The UK's leading retailer of consumer electronics.

Sales
£816 million

Number of stores
331

Selling area (000's sq ft)
853

Average selling area per store (sq ft)
2,577

Employees
4,750

Currys

www.currys.co.uk
Britain's biggest electrical chain – providing a comprehensive selection of domestic appliances, vision, audio and communication products and PCs.

Sales
£1,607 million

Number of stores
Superstores: 291
High Street: 93

Selling area (000's sq ft)
Superstores: 3,791
High Street: 158

Average selling area per store (sq ft)
Superstores: 13,027
High Street: 1,699

Employees
Superstores: 8,400
High Street: 800

PC World – The Computer Superstore

www.pcworld.co.uk
The UK's largest chain of computer superstores.

Sales
£1,106 million

Number of stores
111

Selling area (000's sq ft)
1,841

Average selling area per store (sq ft)
16,586

Employees
5,050

PC World Business

www.pcwb.com
Direct sales to business customers.

Sales
£172 million

Employees
500

The Link

www.thelink.co.uk
The nationwide specialist retailer of communication products and services.

Sales
£331 million

Number of stores
285

Selling area (000's sq ft)
268

Average selling area per store (sq ft)
940

Employees
2,050

Mastercare

State of the art delivery and after sales service.

Customer deliveries
2.7 million

Coverplan agreements in issue
12.5 million

In-store service centres
273

Regional repair centres
11

Employees
4,650

All figures as at 27 April 2002

1,280
Stores

9 million

Total selling space (sq ft)

33,557

Employees (average during the year)

ELKJØP

www.elkjop.no
www.elgiganten.dk
www.elgiganten.se
www.gigantti.fi
www.elko.is
The leading electrical retailer across Norway, Sweden, Denmark, Finland and Iceland.

Sales
£596 million

Number of stores
148

Selling area (000's sq ft)
1,802

Average selling area per store (sq ft)
12,176

Employees
2,950

Ireland

www.dixons.ie
www.currys.ie
www.pcworld.ie
Ireland's leading electrical retailer through Dixons, Currys and PC World.

Sales
£56 million

Number of stores
12

Selling area (000's sq ft)
126

Average selling area per store (sq ft)
10,500

Employees
440

PC CITY

www.pccity.es
www.pccity.fr
The PC superstore in Spain and France.

Sales
Spain: £23.6 million
France: £9.5 million

Number of stores
Spain: 6
France: 2

Selling area (000's sq ft)
Spain: 78
France: 34

Average selling area per store (sq ft)
Spain: 13,000
France: 17,000

Employees
550

ELECTRO WORLD

www.electroworld.com
The Group's newest brand, setting the pace in Budapest.

Sales
£4.2 million

Number of stores
1

Selling area (000's sq ft)
43

Average selling area per store (sq ft)
43,000

Employees
100

CODIC

www.codic.be
High-quality retail and office developments in Belgium, Luxembourg, France and Germany.

Sales
£78 million

Employees
34



Chairman's statement

I am pleased to report on another year of considerable progress and achievement for the Group. We again recorded double-digit growth in earnings per share, despite intense pressure in the mobile phone and PC markets. The Board has recommended payment of a final dividend of 4.675 pence per share, making total dividends for the period of 6.05 pence per share (5.5 pence), an increase of 10 per cent.

Left: Sir Stanley Kalms with Sir John Collins.

Many factors underpin our success, most recently the Group's expansion into large-scale mixed electrical retailing and PC superstores across a number of European markets.

Our success in launching new brands and in maintaining the vigour of our established names reflects the Group's unfailing focus on its markets, on keeping close to its customers, on anticipating their needs and desires and moving swiftly to meet them. That focus is as vital in our newest stores from Ayr, to Budapest and Zaragoza as it was in our first Dixons in Edgware.

We maintain that focus despite the distraction of mounting external interference. I remain deeply concerned at the tide of superfluous and impractical regulation which increasingly impacts on every business. The notorious "fridge mountain" is a prime example of the consequences of ill-considered regulation. The so-called Enterprise Bill will vest enforcers with draconian powers, just two years after competition law was dramatically overhauled. It is in effect an anti-enterprise measure.

Both examples indicate that business has insufficiently impressed on Whitehall and Brussels how debilitating to our entrepreneurial base is the relentless urge to interfere with the value creation process.

Yet, where political action is patently necessary, its impact is less visible. The rising level of crime is now among our most serious problems. Losses rise inexorably with little discernible reaction from the authorities. We have no alternative but to invest substantially in prevention. The issue is now little short of a crisis and demands a commensurate focus from Government.

And there is a further political threat to our national success. That is the extraordinary proposal to substitute the euro for the pound. Despite any short-term convenience for holidaymakers, I am confident that a majority of citizens believe such a change would be economically and politically disastrous. Fortunately the choice will be ours when a referendum is announced.

Business has an integral responsibility to the communities around it. I am pleased that the active role we play is delivering several satisfying outcomes. Our funding of King's College Human Islet Project shows promising prospects and the Dixons City Technology College in Bradford goes from strength to strength in its mission to "Create Talented Citizens". We have established University Chairs in the fields of New Media, Entrepreneurialism and Business Ethics. I am proud of the time and commitment which so many of our staff devote to raising funds for numerous charities.

This year has seen some changes to the Board. We welcomed a new finance director, Jeremy Darroch, as well as a new non-executive director, Count Emmanuel d'André, who complements our team with his wide and valuable international retail experience. Our former finance director, Ian Livingston, left to join BT where we wish him continued success.

Optimism, a measure of skill and responsible opinions are among the many requisites of a company chairman. Obstacles and ill-considered Government policies are problems to overcome. My optimism in the Group's prospects has been constant since I joined my father's photography shop in Edgware in 1948. Although not given to self-satisfaction, I am reasonably content with the outcome.

Today, 40 years since Dixons became a public company, I sign my final Chairman's statement. Sir John Collins, my successor, and I share many of the same values and the transfer of authority has been seamless.

John Clare, the Group Chief Executive, and I have worked in harmony for 17 years. We have agreed the Group's strategies and plans and taken pleasure in their successes. I have worked as closely with the senior management of the Group over the years. We have won a reputation for developing first-class managers and I am pleased to pass the baton to a talented team, each member of which shares a determination to continue to grow the Company in the interests of our customers, our employees and our shareholders.

The Dixons Group trades in a key industry. Once the products we sold were considered luxuries. Today most are core necessities for the twenty-first century consumer. Our manufacturers, many of the world's leading industrial companies, invest massively in their products. The professionalism with which we bring them to the customer is our hallmark. It is a robust formula, sustained by every member of our worldwide staff.

The foundations of this business – integrity and value – are ingrained as strongly as ever in the Group. I leave the arena of battle full of confidence in its future.

Sir Stanley Kalms
Chairman
26 June 2002

54 years of excellence

As he leaves the role of Chairman, these pages celebrate the history of Dixons under the outstanding leadership of Sir Stanley Kalms over the past 54 years.




PHOTOGRAPHIC DEALERS
DIXON
Studios

To be forward-looking is the very essence of Dixons, but there are occasions when a little nostalgia, as captured in this photographic montage, may be excused. Our roots in 1948 were so modest. A small suburban store selling cameras. Yet fortune smiled with opportunity. It was the right industry at the right time. I was 16 when I became manager of my father's store, with all the energy and enthusiasm of that age.

New technology met a rising level of customer expectation and we were a diligent supplier.

But it is important to understand why the Group has been uniquely successful in a relatively short timescale, and against the background, until the mid 1980s, of extremely difficult economic and social distractions. Growth until then was truly an obstacle race. The revolution of Margaret Thatcher's support for the market economy freed the talent and resources of the Group. We revelled in the increased competition in our market. It honed our skills and invigorated our young management.

The strength of the Group lies firmly in the dynamism of our industry: optics, electronics, domestic appliances. We benefit from the classic virtuous circle; technological advances regularly creating consumer-orientated products which, combined with price deflation, open our markets to an ever-widening range of consumers.

Our contribution is the strength of our international buying and marketing and our ability to turn complex technology into attractive, consumer-friendly propositions.

Our strength lies also in the quality of our staff and the service they offer from point of purchase to post sale. Our stores are attractive and inviting and we continuously reinvent our offerings to meet the expectations of increasingly savvy and demanding customers.

Information technology has always been a major investment and we try to be at the cutting edge.

Integrity, value and social responsibility are not buzz words. They represent core values and have done since Day One in 1948. Of course we make mistakes and, occasionally, poor judgements. If we slip below our standards at times, that is the nature of man. But our fallibility is always a spur to improvement.

Above all, an intensely competitive spirit pervades the Group at every level, in every country.

At times we may be accused of arrogance. That, perhaps, is the price of sharing one overriding corporate objective: to be number one in every one of our markets, never outvalued, and never outmanoeuvred. I believe all these values to be my legacy.

Stanley Kalms


Dixons

1972
With 110 stores Dixons was now a leading player in hi-fi and cameras. Own brand Prinzsound offered hi-fi perfection while Chinon delivered superb cine-camera value.


Currys
100

1984
The Group became the white goods market leader with its acquisition of the 613 store century-old Currys chain and Mastercare, its nationwide service organisation.




GIGANTEN

1999
The acquisition of the Nordic market leader, Elkjøp, marked the start of a wave of European expansion.

A keen 16 year old Stanley Kalms, newly entrusted with the management of his father's photographic studio, persuades him that the way to profit from the new enthusiasm for photography is to sell cameras and accessories.



Mothers! Wives! Sweethearts!
HE NEEDS YOUR PORTRAIT
COME IN FOR A SITTING NOW.
If he is a Daddy, bring the Children too.
PORTRAITS :: WEDDINGS :: GROUPS
DIXON STUDIOS LTD.
185 STATION ROAD, EDGWARE. Tel. EDGware 7830

Early advertising targeted the families of servicemen who wanted a memento of the loved ones they'd left at home while they were in the forces.



Dixon Studios received its largest order for 1,000 copies of a photograph of St Catherine Laboure, who created Catholicism's most popular icon, the "Miraculous Medal".

1954
Despite "tight management" costs have risen. In 1954 the advertising budget was just £5,152, our salary bill just £7,243. In 2001/02 the salary bill was £490 million.


DIXONS
DIXONS
185 STATION ROAD EDGWARE MIDDX
CARTER PATERSON

185 Station Road, Edgware, the first store and the nerve centre of the business.


Electronic FLASH PHOTOGRAPHY
Stanley Dixon

1959
Dixons' pioneering marketing included the creation of "Stanley Dixon". His expert advice inspired novice customers to make the most of their cameras, exposure meters and to use new techniques such as "Electronic Flash Photography".


Dixons
INTERNATIONAL

1962
With 16 branches and sales of £1.4 million, Dixons was listed on the Stock Exchange. Acquisitions in the same year added 42 stores including London's Oxford Street branch, claimed as "Europe's largest photographic centre".


BENNETT
EMPIRE 117-119 HOUSE

1967
The acquisition of Bennett Cameras in 1964 and the success of own brands like Prinz & Pyramid, gave Dixons' 90 stores a commanding lead in the UK's photographic market.



1974
Dixons opened its 163,000 sq ft distribution centre in Stevenage, at the time the largest computerised warehouse in Europe. Today its 21 acre site provides 380,000 sq ft of warehouse space.


NEW FROM saisho
VIDEO RECORDERS
saisho

1982
Saisho made its debut. Hailed as one of the UK's most successful own brand launches it reflected an upmarket high tech image for hi-fi, TV and video.



1987
The annual report looked 20 years ahead to the gadgets that could furnish the home of 2007. Needless to say most of the gadgets illustrated were available in Dixons stores!



1988
John Clare was appointed Managing Director of the newly formed Dixons Stores Group, creating a common infrastructure to support the Dixons and Currys brands.

1990
A winning team for more than 30 years, the then Group Managing Director, Mark Souhami and Sir Stanley reveal the latest technology at the 1990 annual general meeting.

PC WORLD
THE COMPUTER SUPERSTORE
The Link

1994
With the roll out of PC World and The Link, the Group launched a new phase of expansion into two rapidly growing specialist markets.


free serve

1998
Launched in September 1998 Freeserve, the UK's first nationwide content- rich internet service achieved one million customers in its first six months. Freeserve joined the FTSE 100 in March 2000.


PC CITY
COMPUTER SUPERSTORE

2000
Spain and France were the target markets for the launch of PC City, a new generation of the successful PC World format.


Thank you for shopping at
Dixons

2002
From one store to Europe's market leading specialist electricals retailer with stores in 11 countries serving tens of millions every year.

The man who drove its creation hands on a record beating business.

2002...

Group turnover for the 52 weeks ended 27 April 2002 increased by 5 per cent to £4,888 million (2000/01 £4,643 million excluding Freeserve). Like for like sales were unchanged across the Group in challenging markets.

Group profit before tax and exceptional items increased by 7 per cent to £297.2 million (2000/01 £277.8 million before taxation, exceptional items and Freeserve).

UK Retail

UK Retail division operating profit before exceptional items was £253.6 million (£244.8 million), an increase of 4 per cent. Total UK Retail sales were £4,122 million (£3,979 million), a 4 per cent increase year on year and unchanged like for like.

Although Currys and PC World made strong contributions to the divisional performance, these were largely offset by a £25 million reduction in the contribution from The Link, arising both from lower consumer sales and the decline in acquisition subsidies received from the mobile phone networks.

The performance of the markets in which the Group operates was mixed. The brown goods market grew by 6 per cent, with strong growth in games, large screen televisions and DVD players. The white goods market, which also grew by 6 per cent, was helped by the continued strength of the consumer economy and new product designs raising average ticket values. The personal computer market fell by 21 per cent. The mobile phone market fell by 33 per cent in units compared with an exceptional performance in the previous year.

The Group continued to grow market share, showing particularly strong gains in widescreen televisions, large domestic appliances, games, personal computers and PC related products.

The product cycle is a major determinant of sales growth. New products have driven sales even during the recessions of the early 1980s and 1990s. Looking ahead, the product outlook appears positive with new technologies coming onto the market, from large flat screen televisions to wireless home networks, and the potential for a recovery in the personal computer market.

Gross margins were in line with the previous financial year. Margin improvements in most product categories were offset by the increased volume of lower margin products in the sales mix. Level like for like sales, set against a background of general cost inflation, also held back improvements in the division's cost to sales ratio. Operating profit as a percentage of sales was in line with the previous year.

Shortly after the year end the Group acquired Genesis Communications, a leading business to business mobile phone service provider, for an initial consideration of £28 million. This acquisition is a significant step towards our goal of creating a leading IT and telecoms solutions provider for the business to business market.

International

The International Retail division achieved an operating profit of £15.2 million (£22.3 million) on sales ahead 14 per cent at £688 million (£602 million).

Our expansion into Continental Europe continued, with investments in eight markets. The Group now has retail operations in 11 countries. As anticipated, start-up losses were incurred in new businesses in France, Spain and Hungary. Our established businesses in the Nordic region and Ireland again increased their profits.

In the Nordic region, Elkjøp continued to consolidate its market leadership opening 15 new stores, including nine in Sweden and Finland. Despite a downturn in a number of Scandinavian countries, Elkjøp gained share in all of its markets and increased profits.

In July, the Group acquired the Danish superstore chain SuperRadio. The acquisition made Elkjøp Denmark's market leading out of town electricals retailer. The new stores have been rebranded El Giganten, strengthening Elkjøp's leadership position across the Nordic region.


Currys
...no worries

Our growing business in Ireland continues to show good returns. We further consolidated our strong base, adding two further stores in the year.

In November and December we opened two PC City stores on the outskirts of Paris. Both stores attracted considerable enthusiasm and are trading well. We intend to open further stores in this market.

In Spain, PC City opened its first superstore in Zaragoza and another in Madrid.

We are encouraged by the initial reaction to the PC City proposition in both countries. While there is an ongoing investment cost in establishing these businesses, the potential to create shareholder value is substantial.

In February, the Group opened Electro World, our first store in Hungary. The 43,000 square feet store combines the best of the Group's formats. The opening attracted such vast crowds that police closed parts of the Budapest motorway system and it gained media coverage around the world. More importantly, the store has quickly established a strong market presence and is meeting its initial targets.

In November, the Group purchased a 24.3 per cent stake in UniEuro, one of Italy's leading electrical retailers, for €103 million (£64 million). The purchase also conferred the right to acquire the majority of the shares at any time before July 2003. UniEuro is the fastest growing and most profitable electrical retailer in Italy. The acquisition gives the Group a leading position in one of Europe's largest markets.

Our European Property division maintained its strong profitability in Belgium, Luxembourg and France.

Increasingly the Group's growth has two major drivers. Large scale mixed electrical stores and specialist PC retailing are seen as the category killers in their sectors. The first is represented by the largest and most recent Currys, El Giganten, Gigantti, Electro World and UniEuro stores; the latter by PC World and PC City. We believe that there is considerable potential to build on the strengths of these formats in existing and new markets.

Employees

I am pleased that we have again been able to welcome many new employees to the Group, in the UK and across Europe. I thank them and their colleagues for their hard work over the year and their continued commitment to the achievement of our corporate objectives.



John Clare
Chief Executive



Richard Sayers, Mastercare service engineer, Perivale LDC, installs a new fridge in one of the many Hygena kitchens sold through Currys.

Service

Setting standards in service

The service we offer is central to our relationship with our customers. In our 1,280 stores, in the millions of calls made to our 24/7 helplines and customer service centres and in the millions of home deliveries we make each year – the quality of service we offer shapes how our customers judge us.

That's why we're always looking for ways to improve service.

In the Nordic countries we harmonised customer guarantees across borders.

Across our businesses we increased home deliveries, by up to 15 per cent.

New distribution centres, including our latest, 170,000 sq ft, centre in Erith, improved the efficiency of our delivery network. Almost 90 per cent of UK home deliveries are within two days. Currys signed up to BBC *Watchdog*'s Home Deliveries Charter. In Norway and Denmark new centralised systems increased the speed and reliability of customer deliveries.

Our network of engineers and specialist technicians carried out almost one million repairs and resolved product problems for a further three million customers.

The Group won praise from BBC TV's *Watchdog* when Coverplan rescued 400,000 Tempo warranty holders whose service agreements were invalidated when Tempo collapsed.




David Hardwick

Above: Daniel Ashley, PC Clinic engineer, PC World, Milton Keynes advises a customer. Right: David Hardwick, PC Service Call, Nottingham helps one of the 2.5 million customers who require technical support over the phone.

Delivering the newest "wow" products at market beating prices ignites excitement and enthusiasm in every store in every country.

From the latest traffic beating in-car satellite navigation system to the sleekest, thin, flat, widescreen TV: from the proud parents who want plug-and-play broadband to email snaps to a distant granny, to tomorrow's Tarantino editing his director's cut on a home PC: from students sharing homework files to the travelling executive, dependent on rapid wireless computing: we've got must-have products for everyone.

Long established relationships with more than 1,000 suppliers in 27 countries and our record in creating markets for new products, from VCRs to microwaves, mini-discs and DVDs, make Dixons Group the first choice for manufacturers as well as customers.

Below left: Almudena Jiminez Pardo, cashier, PC City, Alicante, with the Compaq 725 laptop with built-in DVD and CD rewriter. Below centre: Noelia Oleiro, training manager, The Link, Brighton, illustrates the O_2 XDA handheld computer which offers full web access. Below right: Kiran Patel, sales adviser, Dixons, Oxford Street, using the Fuji FinePix 601 digital camera.




Dixons
Kiran Patel


Technology



Stephen Fisher, Dixons, Watford helps a customer choose from the portable audio range.


...no worries
Low prices
Independently checked
Take Home Today
PHILIPS
PHILIPS
Carlton

...*no worries* shopping at Currys, Milton Keynes, offering top brands at market beating prices.

Below left: Deepa Limbani-Gore, sales adviser, Currys, Ealing. Currys offers free delivery on orders over £300. Below right: Dorte Sørensen, sales adviser, El Giganten, Gentofte, Denmark displays El Giganten's price promise.

Every one of our brands in every country leads the way on value.

We check competitors' prices every day of every week to ensure that we're never beaten on price.

But value is more than price.

In the Nordic countries our customer promises have created new standards to challenge our rivals.

Our worldwide supplier relationships enable us to deliver exclusive offers on thousands of products and feature rich technology at mass market prices.

Our in-store experts help customers navigate between thousands of product specifications to find the best model, features, price and brand for their needs.

PC World offers 12 months free home service on every desktop PC sold.

Every day, all of our brands are adding value for our customers by delivering more for your money, by driving down prices and offering an ever widening choice.


Currys
...no worries
FREE Delivery
30 DAGERS PRISGARANTI


VALUE

Operating review
UK Retail

Dixons







1. Rob Freeman, deputy manager, helps a customer choose a television from the huge range at Dixons, Watford. 2. Choosing a game from the week's top ten. 3. Andrew Sorkin, sales adviser, outlines the benefits of a service agreement. 4. Dixons Price Promise.

www.dixons.co.uk
Dixons sales were £816 million (£832 million), down 2 per cent in total. Like for like sales were down 1 per cent. This reflected the temporary closure of almost 100 stores for refit, the significant reduction in customer traffic at airport stores post September 11 and the decline in the PC and mobile phone markets. Sales of games products, digital cameras and accessories performed well.

We have completed our most recent service and format refurbishments in 174 stores. Improved merchandising and clearer, consumer friendly sales literature have made the stores easier to shop. These initiatives have continued to improve gross margins.

331
stores


Dixons
LOW
PRICES
Hi-fi


The Link

www.thelink.co.uk
Following its 45 per cent increase in turnover in the previous year, sales in The Link fell back, as anticipated, as the mobile phone market returned to more sustainable levels. Total sales were 18 per cent lower than 2000/01 and down 23 per cent on a like for like basis.

The fall in sales was particularly marked in pre-pay phones, as the focus moved to the contract sector. The Link's sales of contract handsets rose from 22 per cent of its connections to 41 per cent over the year.

The Link continues to achieve a strong return on capital. The mobile phone market remains attractive with an exciting new technology pipeline. Data services such as multimedia messaging and third generation services will continue to generate consumer demand.

We opened 14 stores in 2001/02 and anticipate opening a further 15 new stores in the current financial year.

285
stores






Advice



1. Rachel Massey, cashier, completes a sale at The Link, Manchester. 2. This year's popular boxed services at The Link included World Cup mobile phone alerts. 3. Mark Fletcher, deputy sales manager, The Link, Manchester, helps a customer find the most suitable mobile package. 4. The Samsung T100 mobile phone with a full colour screen, launched in The Link.


Customer Service

www.currys.co.uk

Currys sales were £1,607 million (£1,487 million), an increase of 8 per cent overall and 5 per cent like for like. Currys superstore sales grew by 6 per cent like for like.

There were strong performances and good market share gains across most product categories, particularly in widescreen televisions and large domestic appliances.

The Currys *Marketplace* store concept has been successfully rolled out to 120 stores, offering greater self-service on smaller ticket items, with increased availability of take-away stock. We successfully launched the new *Currys...no worries* service proposition and marketing campaign, offering customers free delivery seven days a week and 24-hour service support underpinned by a strong price proposition. This has had considerable impact in reinforcing Currys brand positioning and driving store traffic.

We opened or resited 18 new Currys superstores, including eight large *Marketplace* stores with more than 25,000 square feet of net trading space. These stores continue to show excellent performance, ahead of the chain average. They have strong customer appeal and provide good returns and a strong platform for future growth. At the year end Currys had 17 stores of 25,000 square feet or more. We estimate that around 100 markets in the UK are able to support stores of this size.

2



Currys
Televisions
In Car
Free
PHILIPS

384
stores

3



Cooking

1. Laura Hillsdon and Lauren Gallavan answer customer enquiries at the dedicated service area in the Milton Keynes superstore. 2. Currys Milton Keynes is one of 120 *Marketplace* stores. 3. Choosing from the state of the art cookers.

7 day
home delivery





FREE
Delivery
On All Laptops
7 Days a Week
Now Including
Next Day and

Britain's biggest for low prices







4. Elliot Smith, white goods sales adviser, with the increased laundry range at Currys. 5. Kalpesh Wanza, sales adviser, discusses widescreen TVs in one of the focal points of the Milton Keynes store. 6. Putting the latest vacuum cleaners to the test. 7. Nilesh Parma demonstrates the features of digital camcorders.

Total sales up

8%

www.pcworld.co.uk www.pcwb.com

PC World's total sales (including PC World Business) were £1,278 million (£1,181 million), an increase of 8 per cent in total and 1 per cent like for like. We achieved impressive market share gains in a market that declined by 21 per cent.

We further enhanced the PC World proposition, introducing component centres in all stores and new sales areas focused on mobile data products such as personal digital assistants and Freeserve broadband connections. These performed strongly, reinforcing PC World's market leading position. We opened 15 new superstores and resited one, bringing the total number of stores to 111. We expect to open a similar number of stores this financial year.

1

Floppy Disk

2

0870 24 24 042
For your PC
7 days a week

111

stores

3

PC WORLD
Business
RECEPTION

1. Sales of PC related products helped the Group gain market share. 2. The *First Call* support line gives after sales help and advice for complete peace of mind. 3. The PC World business centre, PC World, Northolt.

Home PCs are increasingly central to all our lives. They are relied upon for communication, education, entertainment and business. Functionality, specification, design and ease of use are all improving significantly. We expect to see good long term growth in the market for PCs and related products.

PC World Business achieved sales of £172 million (£156 million), up 10 per cent. It continues to grow its profile with business customers. Its status as an accredited public sector supplier under the GCat contract is delivering promising sales volumes.

The acquisition of Genesis Communications just after the year end gives the Group a platform from which to create a market leading IT and telecoms solutions provider for the small business market. It will strengthen the PC World Business communications offer and the services offered to business customers of The Link. It is an important step in building the Group's position as a leading provider of technology products and services to business.



HANDHELD COMPUTERS
Pocket PC 2002

PC World Business sales up 10%

5


6


7

TFT MONITORS

4. Trying out the latest range of handheld and pocket PCs. 5. Nick Sharma, PC Clinic adviser inspects a customer's PC, PC World Northolt. 6. Viewing PCs for the family, PC World, Northolt. 7. An eyecatching display of the latest TFT monitors.

ELKJØP PC CITY COMPUTER SUPERSTORE

CODIC



2


GIGANTTI


ELEKTRO WORLD


Alacsony árakon

1. Unbeatable offers in Gentofte – El Giganten's biggest store in Denmark. 2. Gigantti doubled its store base in Finland, growing from four to eight stores. 3. Thousands of customers queued to shop in the first Electro World store in Budapest, February 2002. 4. Shopping for fantastic offers at the Electro World opening.



5



Nordic countries
Elkjøp's sales increased by 12 per cent to £596 million (£531 million). Although like for like sales were 1 per cent lower, this reflected a downturn in a number of Nordic markets. Elkjøp continued to gain share in each of its markets.

In July 2001, Elkjøp completed the purchase of seven out of town SuperRadio stores in Denmark. These stores have been rebranded under Elkjøp's El Giganten fascia and have shown strong initial results. This acquisition has enabled Elkjøp to grow its base in Denmark, where new store development has traditionally been difficult, and confirms El Giganten's position as the market leader out of town in Denmark.

Elkjøp opened 15 new stores, including five El Gigantens in Sweden and four Gigantti stores in Finland, bringing its total to 148 stores in five countries. We intend to open a further 11 new stores in this financial year.

Central Europe
In February, the Elkjøp team launched the Group's first store in Hungary under the Electro World brand. The 43,000 square feet store combines the best of the Group's formats from around Europe. The store has quickly established a strong market presence. We intend to open a further Electro World store in Budapest and our first in Prague this financial year.

Ireland
A strong performance in Ireland saw total sales increase by 26 per cent to £56 million (£44 million). Like for like sales increased by 8 per cent. The Group continued to expand outside Dublin, adding our twelfth store, a Dixons in Limerick during the year. We intend to open two further stores this year.

6



International retail sales up

14%


PC CITY

4. Barkaby is home to the largest El Giganten store in Sweden. 5. Demonstrating the latest in built in cookers at El Giganten, Gentofte, Denmark. 6. UniEuro, Rome. 7. Rafael Gonzalez, sales adviser, PC City, Alicante, discusses PC performance with a customer.

Spain and France

PC City Spain opened its first large superstores in Zaragoza and Madrid. Like for like sales increased by 4 per cent.

In France, PC City opened two stores on the outskirts of Paris, the first of which, in Villebon, attracted 15,000 customers in the first weekend and was the strongest ever opening for a PC City or PC World launch.

The early enthusiasm for PC City in both markets is an encouraging indication of the strength of its proposition across different markets.

Italy

In November, the Group acquired a 24.3 per cent stake in UniEuro, one of Italy's leading electrical retailers together with an option to acquire the majority by July 2003 and the balance by July 2004. Since the acquisition, UniEuro has continued to expand aggressively, adding a further 16 stores to bring the total to 77 at year end. Sales in the 12 months to the end of April have grown by 28 per cent. Included in the Group's results is a contribution of £3.8 million, representing the Group's share of operating profits for the five months since acquisition.


nueva
zona
componentes

169

stores across continental Europe


Wanadoo
MODEM ADSL
ACCESO
WANADOO ADSL
TARIFA PLANA
GRATIS
PC CITY

1. The component centre, PC City, Alicante, offers wide component choice. 2. Wanadoo's ADSL offer displayed at PC City, Alicante. 3. Pablo Puerta demonstrates the high quality performance of digital cameras. 4. Choosing from the vast range of PC peripherals in PC City, Alicante.




seguro

European property

The European Property division, Codic, made an operating profit of £16 million (£14.9 million), an increase of 7 per cent, on sales of £78 million (£62 million). We achieved major sales of high-quality office developments in prime locations in Luxembourg, Belgium, France and Germany.



Codic has continued to generate consistently high profits over recent years, while substantially reducing its capital employed.

During the year the management of Codic purchased shares in the company at net asset value. Their initial stake of 4 per cent is expected to increase over time.

European property profits up

7%

6


PC CITY
SUPERSTORE
902 100 302

5. The Euralliance building in Lille, France, designed and developed by Codic. 6. PC City, Alicante, opened in May 2002 and at 20,000 sq ft, is the largest store in Spain.

Corporate citizenship

We aim to provide our customers with unmatched choice and value, our staff with a supportive workplace and to conduct our business with minimal impact on the environment.

Our people

Our customers reflect every background and community. So too should our employees. Our uncompromising commitment to equal opportunities gives us access to the broadest range of skills and experiences.

Our working practices encourage initiative, promote teamwork and build on the strengths and aptitudes of each employee. Our *"Respect For People"* programme fosters a supportive working environment free from harassment, bullying or discrimination. To date more than 25,000 UK employees have participated in *"Respect For People"* training courses.

In our 24/7 society flexibility is as vital to our employees as to our customers. To attract and retain the best people, the Group is receptive to flexible working arrangements wherever practical. Our career break schemes, together with UK employees and their families have access to an independently managed employee assistance programme which provides free, confidential advice on financial, legal and personal matters.

Integrity at work

Integrity and trust are essential to our business success and to the well-being of our employees. Our *"Blowing the whistle"* policy encourages every employee to share responsibility for maintaining the highest standards of honesty throughout our business. Employees are guaranteed confidentiality and support if they report or prevent malpractice.

People management

We are committed to training and developing all our employees. Modular training for UK employees is linked to NVQ accreditation. Management development programmes have been created with Henley Management College. Personal development plans enable employees across the Group to explore opportunities and broaden their skills and experience.

Share bonus and incentive schemes encourage employees to contribute directly to the achievement of individual and collective success.

Our Disability Working Group monitors and manages progress in making our business more accessible to employees and customers.

To support our policy development in these areas we are working in partnership with the Disability Rights Commission and Commission for Racial Equality. In Northern Ireland we have worked closely with the Fair Employment Commission to develop unique selection and training packages to attract employees from across the community.

1


Health Matters
breast cancer
MS
Multiple Sclerosis Society
The STROKE Association
THE PROSTATE CANCER CHARITY

2


PC WORLD
RUMNEY JUNIOR SCHOOL
FIVE THOUSAND POUNDS
12 07 2001
£5000-00

3


Currys
SWITCHED ON TO SAFETY

1. Our employees voted for the four charities they wanted to support during the year. 2. Simon Turner, MD, PC World, presents a cheque to Rumney junior school, who collected the most *Ink for I.T.* cartridges, at PC World, Cardiff. 3. Currys, Coventry store manager, Richard Birk and the Canley fire brigade support *"Switched on to Safety"*. The Currys campaign was launched in April 2002 to highlight the dangers of electrical accidents in the home.

Health and safety management

UK and Ireland employees during the year (full time equivalent)	24,576
Table 1	
Reports made under the Reporting Injuries, Diseases and Dangerous Occurrences Regulations 1995	425
Of which:	
Injuries (60 designated major)	424
Reportable disease	1
Dangerous occurrences	0
Reports per 1,000 employees	17
Table 2	
Reported violence or threat of violence to employees (16 requiring hospital treatment)	4,186
Days lost in consequence:	
Retail Operations	1,359
Mastercare	1,077
Days lost annually as a percentage of total employee days	0.044%

One fatality occurred when a pedestrian walked between parked cars into the path of a reversing vehicle.

Health and safety
Across Europe we operate more than 1,300 retail, service and distribution centres. Our businesses employ 33,557 people and we serve more than 64 million customers each year. Every aspect of our business must meet high standards of health and safety.

Chief Operating Officer, David Hamid, is responsible for health and safety compliance across our UK operations. A Health and Safety Committee directs policies and compliance. Risk assessments have been carried out throughout the UK and Ireland. None of our operations involve activities that are considered to be hazardous.

Where risks are identified, we seek to eliminate them or to reduce them to an acceptable level. For example employees exposed to the risk of injury through incorrect manual handling are provided with training and equipment to reduce the chance of injury. Likewise stores and other workplaces are designed to avoid the risks of tripping or falling. Key performance indicators measure accident reduction and site safety inspections. (See tables 1 and 2.)

There were no prosecutions for health and safety offences during the year. The requirements of four improvement notices, relating to ventilation and manual handling, have been met. All dangerous incidents are fully investigated and established procedures followed to prevent recurrence.

Reporting and monitoring mechanisms are being introduced in our European businesses.

Ethical sourcing
We are playing a leading role in improving the standard of social and ethical compliance of our suppliers of directly sourced products. A social and ethical accountability awareness check, based on SA8000 criteria, is included in our factory audit programme to identify any issues and make suppliers aware of the need to improve. We are incorporating Dixons Group standards into our terms and conditions and intend to audit compliance.

Dixons in the community
The Dixons Foundation provides the funding for much of our community programme. It made total grants of £996,041 in the year, supporting the activities of more than 200 charities and community groups.

Supporting our future generations
We continue our partnerships with major programmes to improve educational standards in areas of deprivation and encourage the aspirations and entrepreneurial skills of young people. These include the Dixons City Technology College in Bradford and the South Bradford Educational Action Zone.

We support Academic Chairs in New Media at the London School of Economics, in Entrepreneurship and Innovation at the University of Edinburgh and in Business Ethics at the London Business School.

Our CREATE Tottenham training project recycles and refurbishes domestic appliances. The project provides paid vocational training and a path to permanent employment.

Bringing IT to schools
PC World's *Ink for I.T.* scheme supports the development of IT skills in schools by providing free equipment in return for used inkjet cartridges. The scheme has provided more than £100,000 of computer equipment to schools.

Preventing crime
We are involved in many initiatives to prevent crime through our membership of Crime Concern and support for the work of Crimestoppers.

Improving quality of life
By September 2001 the Group and its employees had raised £192,000 for the NSPCC.

In September 2001, we launched our *Health Matters* campaign, supporting the Breast Cancer Campaign, The Stroke Association, The Prostate Cancer Charity and the Multiple Sclerosis Society. To date our employees have raised more than £209,000 for the campaign.

Employee involvement
Employees are encouraged to support their local communities through programmes such as *Partners in Leadership*, which creates mentoring partnerships between business managers and head teachers and by school governor recruitment campaigns. Other activities included remodelling a children's playground for National Children's Homes, gardening at hospices and decorating a hostel for homeless people.

The Group's *Give As You Earn* scheme, run in association with the Charities Aid Foundation, enables employees to contribute to charity via their payroll.





£209,000
for the Health Matters campaign





4. Our runners in the 2002 London Marathon raised funds for the Group's four charities.
5. Learning about new technology at the Dixons CTC in Bradford. 6. Badges and keyrings were sold in all UK stores for the *Health Matters* campaign.
7. Jaline Storey and Amanda Dance, both from head office, Hemel Hempstead, paint fences at the Isabel Hospice, Welwyn Garden City on a team building challenge day.

Operating review
Environment

1


'A' CLASS
'A' RATED ENERGY EFFICIENT
SENSING DRYER

We have made good progress towards our aim of fully integrating environmental considerations into all areas of our business. Our focus remains on materials use, waste management and energy and fuel consumption. Other issues are addressed as their impact is identified.

- We recycled 153 tonnes more distribution level waste paper than in 2000/01
- 51 tonnes of redundant customer mobile phones were collected and processed for reuse or recycling, up 400% on last year
- We sold 33 per cent more 'A' rated energy efficient appliances than in the previous year
- We reduced our fleet car carbon dioxide emission levels to an average of 161gms/litre, (beating the Government's target of 165gms/litre)
- New stores fitted with modified air conditioning fans reduced their energy use by up to 9 per cent
- We achieved a 20 per cent reduction in refrigerants used by air conditioning systems at our out-of-town stores.

Further details of our objectives and targets and how these are managed are set out at www.dixons-group-plc.co.uk

Benchmarking performance

The Group has participated in the Business in the Environment (BiE) Index of Corporate Environmental Engagement since it began six years ago. This is a respected benchmark of FTSE 100 companies' environmental management and performance.

In this year's more detailed survey the company maintained its position in the upper half of its economic group.

BiE commented as follows:

"Environmental management scores were strong and consistent with last year. High scores were achieved in the leadership, policy, objective, target setting, environmental stewardship and employee communications areas. Progress could be made by expanding the company's internal environmental audit process.

"Performance measurement results are consistent with last year with some improvements made in the setting of performance targets. It is pleasing that,

Table 1
Business in the Environment Index of Corporate and Environmental Engagement.

General retail sector:

Dixons' results	2001
*Overall ranking**	**107**
Average score	**66%**
Economic group ranking**	**22 of 52**
Sector ranking	**5 of 7**
FTSE 100 ranking*	**55**

* The total number of participating companies was 206 including 83 FTSE 100 companies.

** The economic group containing general retail includes leisure, entertainment, hotel, media, transport and support related businesses and services.

Table 2
Package recycling per year in tonnes.

	Card	*Paper*	*Plastic film*	*Polystyrene*	*Total tonnage*	*% change*
1999/00	1,348	–	–	253	1,601	
2000/01	1,689	142	15	248	2,094	+31%
2001/02	1,675	295	60	256	2,286	+9.2%

Collection and recycling of paper and plastic film were not measured until 2000.

3


How the Law Prevents us from Collecting Old Refrigeration Appliances

1. Sales of 'A' rated energy efficient appliances were up 33 per cent. 2. 2,286 tonnes of packaging including cardboard, were recycled in 2001/02. 3. In-store literature advised customers about the issues caused by new legislation on fridge recycling.

with the exception of energy, some performance improvement can be shown in all impact areas. The choice of biodiversity as a selected impact area is commendable and indicates the Group's commitment to continual improvement."

Two illustrations of our programmes are set out below.

Packaging recycling
Recycling of distribution product packaging, including cardboard, paper and expanded polystyrene has increased by 9.2 per cent to 2,286 tonnes over the last financial year. This reflects continuing efforts across the distribution chain to recover and segregate packaging to prevent it from being consigned to landfill. Recovered materials are reused for packaging. Investment in new equipment to bale plastic film has increased the average monthly amount of film collected from 3.5 tonnes in 2001 (calendar year) to five tonnes per month in 2002. This will help the Group to achieve its target to increase distribution packaging recycling levels by a further 10 per cent by the end of April 2003. (See table 2.)

Energy saving

As the Government has highlighted, increasing the use of energy efficient appliances is key to reducing carbon dioxide emissions.

Currys has developed schemes to promote the replacement of older appliances with new efficient models under the Energy Efficiency Commitments Programme (EEC). An 'A' rated energy efficient fridge can save £46 from the annual household electricity bill compared with the average 10-year-old 'G' rated model.

Currys ran three exclusive schemes to promote energy efficient products with TXU Energi and Powergen during the year. These offered customers savings of up to £150 off the retail price of 'A' rated appliances. In total Currys sold more than 70,000 'A' rated appliances in 2001/02, supported by national advertising and in-store literature.

5

bin it
recycle
Your Inkjet
Cartridges

4

Dixons
DAF

4. Company vehicles are tested regularly to minimise their impact on the environment.
5. Customers are encouraged to recycle their used inkjet cartridges in store.



Financial statements

Profit and loss account

Underlying profit before taxation (excluding exceptional items) for the 52 weeks ended 27 April 2002 increased by 7 per cent to £297.2 million (2000/01 £277.8 million before Freeserve). On this basis earnings per share increased by 13 per cent to 11.6 pence per share.

UK Retail division operating profit before exceptional items was £253.6 million (£244.8 million), an increase of 4 per cent. This includes net profits of £9.5 million (2000/01 £nil) on the disposal of fixed assets and associated costs. The international division achieved operating profit of £15.2 million (£22.3 million), reflecting the planned start up losses incurred in establishing our new businesses in France, Spain and Hungary.

Net exceptional costs for the year were £14.9 million. A gain of £15.1 million was recognised on the sale of 29 per cent of the Group's shareholding in Wanadoo S.A. This was offset by a £30.0 million write down in the value of the Group's 15 per cent stake in P. Kotsovolos S.A. There was no attributable tax credit. The net exceptional gain in 2000/01 principally comprised the profit recognised on the sale of the Group's 79 per cent shareholding in Freeserve plc to Wanadoo S.A.

Net interest receivable was £12.4 million compared with net interest payable of £4.2 million (excluding Freeserve) in 2000/01. The improvement results from cash generation within the business and a restructuring of borrowings to lower interest rate debt, including the issue of a 1 per cent bond exchangeable into Wanadoo shares and the conversion of certain core funding from Norwegian kroner to euro debt.

The taxation rate on underlying profits was 21.9 per cent (2000/01 restated 23.5 per cent). This rate comprises a current year charge of 22.2 per cent, together with a 0.3 per cent credit in respect of prior year items. It also reflects the adoption of Financial Reporting Standard 19 that requires full provision for deferred tax. As required by the standard, the prior year's taxation charge has been restated on the same basis.

The directors have recommended the payment of a final dividend of 4.675 pence per share, making total dividends for the period of 6.05 pence (5.5 pence). This represents a year on year increase of 10 per cent. The dividend is approximately twice covered by earnings.

Consolidated balance sheet
Net operating assets at 27 April 2002 increased by 19 per cent to £965.2 million (28 April 2001 £812.2 million). Net operating assets in the UK Retail division increased by 32 per cent to £201.7 million (£153.2 million) due to significant investment in new stores and systems. Net operating assets within the International Retail division increased by 17 per cent to £732.0 million (£623.7 million) reflecting the acquisition of 24.3 per cent of UniEuro S.p.A in Italy, the acquisition of SuperRadio in Denmark, and store expansion in Sweden, Denmark, Finland, Ireland, Spain, France and Hungary. Net operating assets in the European Property division were lower at £31.5 million (£35.3 million), but profits rose by 7 per cent to £16.0 million on a tightly managed capital base.

Fixed asset investments
During the year the Group sold 51.3 million shares in Wanadoo S.A. that it had received as consideration for the sale of its majority shareholding in Freeserve plc. Of the remaining shareholding, 88.8 million shares are currently subject to lock up arrangements that expire on or before February 2004.

In May 2001, the Group issued a €260 million 1 per cent three year bond, exchangeable into 37.5 million Wanadoo shares at a price of €6.94 per share.

Cash flow
The Group had a net cash inflow before management of liquid resources and financing of £129.0 million (2000/01 net outflow £64.6 million). Of this the sale of Wanadoo shares, net of acquisitions, represented £95.8 million.

Capital expenditure in the year was £188.5 million (£181.6 million). The continuing high level of capital expenditure was funded from cash generated by operating activities after payment of tax and dividends.

EBITDA
Underlying Earnings Before Interest Tax Depreciation and Amortisation (EBITDA) increased by 4 per cent to £389.8 million (£375.5 million excluding Freeserve). The Group has achieved consistently strong growth in EBITDA over the past five years.

Financial position
At 27 April 2002, cash and short term investments were £852.5 million (£857.4 million), including £300.0 million (£284.6 million) held under trust to meet claims under extended warranties and service contracts.

Borrowings at 27 April 2002 were £496.8 million (£657.9 million), of which £303.0 million (£462.1 million) was due after more than one year. The reduction in long term and total borrowings reflects the use of the proceeds from the sale of Wanadoo shares to repay debt.

Net funds, excluding amounts held under trust, were £55.7 million (2000/01 net borrowings £85.1 million).

Pensions
The Group continues to account for pension costs under Statement of Standard Accounting Practice 24. The Group is also required to state by way of note to the financial statements, balance sheet figures calculated under Financial Reporting Standard 17. At the end of the year, the FRS 17 valuation led to a net deficit, after deferred tax, of £53.3 million. This contrasts with the last actuarial valuation of the principal pension scheme as at April 2001, which showed the scheme assets to be in excess of future expected liabilities. The Group has announced that the scheme will be closed to new entrants with effect from 1 September 2002.

Introduction of the euro
The Group successfully implemented the required changes to systems and processes in those countries that adopted the euro in January 2002.

Treasury policy
Management
Treasury operations are managed within policies and procedures approved by the Board. Group Treasury reports regularly to the Group Executive Committee and is subject to periodic independent internal and external reviews. The major financial risks to which the Group is exposed relate to movements in exchange and interest rates. Where appropriate, cost effective and practicable the Group uses financial instruments and derivatives to manage these risks. No speculative use of derivatives, currency or other instruments is permitted.

Exchange rate risk
The Group is exposed to exchange rate risk on overseas earnings as well as fluctuations in translated values of foreign currency assets and liabilities. The Group's policy is to match, in whole or in part, where cost effective, currency earnings with related currency costs and currency assets with currency liabilities.

Interest rate risk
The principal interest rate risks of the Group arise in respect of sterling cash and investments and euro borrowings. Potential exposure to interest rate movements is mitigated by the Group's policy to match the profile of interest payments with that of its interest receipts and to use interest rate hedging instruments to reduce exposure to fluctuations in interest rates.

Bank facilities and cash management
It is Group policy to maintain committed bank and other facilities sufficient to meet anticipated financial requirements.

Uncommitted facilities are maintained and used, if available, on advantageous terms. Committed facilities of £585 million include a £324 million syndicated bank facility maturing in 2002 to 2004, a €260 million bond exchangeable into Wanadoo shares maturing in July 2004 and a £100 million Sterling Eurobond maturing in February 2004. At 27 April 2002, total undrawn committed facilities available amounted to £140.0 million (£238.8 million). A further £200 million of bank facilities were agreed shortly after the year end.

The Group remains comfortably within all financial covenants which mainly relate to interest cover, fixed charge cover and net gearing. Dixons Group plc has a credit rating of A3.

Group treasury policy on investment restricts counterparties to those with a minimum Moody's long-term credit rating of A3 and short-term credit rating of P1. Investments mainly consist of bank deposits and floating rate notes. The Group continuously reviews the credit quality of counterparties, the limits placed on individual credit exposures and categories of investments.

Going concern
After making due enquiry, the directors are satisfied that the Group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, the directors continue to adopt the going concern basis in preparing the financial statements.



Jeremy Darroch
Group Finance Director

1


2


3


4


5


6


7


8


9


10


1 Sir Stanley Kalms ∻
Chairman
Sir Stanley Kalms (70) grew the Group from a one store family business into the UK's leading electrical retailer. He has been Chairman since 1971. In 1996 he was knighted in recognition of his services to the electrical retailing industry. He is a governor of Dixons City Technology College in Bradford and was Chairman of King's Healthcare NHS Trust (1993-96). He is Treasurer of the Conservative Party and a founder of Business for Sterling. Sir Stanley has received several honorary degrees and other academic awards in recognition of his commercial and industrial achievements.

Sir Stanley will retire from the Board at the conclusion of this year's annual general meeting. The Board proposes to invite him to become President of the Group.

2 John Clare ✣
Group Chief Executive
John Clare (51) joined the Group as Marketing Director of Dixons in 1986. He was appointed Managing Director of Dixons Stores Group in 1988. He was also appointed to the Group Board in 1988, became Group Managing Director in 1992 and Group Chief Executive in 1994. He is also a non-executive director of Hammerson plc, Chairman of the Government's Ambition Retail taskforce and a member of the National Employment Panel. He is a member of the Edinburgh University Development Board. Before joining Dixons he held senior posts at Ladbroke Group plc and Mars Inc.

Executive of Vestey Group from 1993 to 2001. He joined Shell in 1964 and was Chairman and Chief Executive of Shell UK, 1990-93. He is a director of NM Rothschild & Sons and the Peninsular and Oriental Navigation Company. Sir John has been Chairman of National Power plc, Chairman of Cantab Pharmaceuticals, a director of BSkyB and Stoll Moss Theatres, Chairman of the Advisory Committee on Business and the Environment and a governor of Wellington College. He is Chairman of the DTI's Energy and Advisory Panel and a director of the London Symphony Orchestra.

4 Mark Souhami ✣
Deputy Chairman
Mark Souhami (66) has been with the Group for 32 years. He was appointed Retail Managing Director in 1973 and was Group Managing Director from 1986 to 1992, when he became Deputy Chairman. He is Chairman of Codic.

5 Jeremy Darroch
Group Finance Director
Jeremy Darroch (39) was appointed Group Finance Director on 5 March 2002. He joined the Group in January 2000 as Retail Finance Director. In his earlier career he worked for Procter & Gamble for 12 years in the UK and Europe, latterly, as European Finance Director for their Health Care businesses. He is a governor of Dixons City Technology College in Bradford. He qualified as a Chartered Accountant with Deloitte Haskins & Sells.

6 David Gilbert
Chief Operating Officer
David Gilbert (48) joined the Group in 1981. He was appointed to the Group Board in 1997 and became Joint Chief Operating Officer in January 2000. He was previously Group Managing Director, Currys Group and Deputy Managing Director of Dixons Stores Group. He joined the Group from Boots.

7 David Hamid
Chief Operating Officer
David Hamid (50) joined the Dixons Group in 1986. He was appointed to the Group Board in 1997 and became Joint Chief Operating Officer in January 2000. He is the Board member responsible for health and safety and environmental matters. His previous positions include Managing Director, Mastercare and Managing Director, PC World Group. He joined the Group from Alfred Dunhill.

Managing Director of Goldman Sachs International. She has an MBA from Manchester Business School and has previously worked for J Henry Schroder & Co Limited and the First National Bank of Chicago.

9 Lord Blackwell * † ✣
Non-Executive Director
Lord Blackwell (49) was appointed a non-executive director in 2000. He has been Director of Group Development at the National Westminster Bank, a partner at McKinsey & Co. and Head of the No.10 Policy Unit from 1995 to 1997. He was created a Life Peer in 1997. He is an adviser to KPMG Corporate Finance, Chairman of SmartStream Technologies Ltd and Ackers Biosciences Inc. and a director of Slough Estates plc and of the Corporate Services Group. He is Chairman of the Centre for Policy Studies.

10 Count Emmanuel d'André * † ✣
Non-Executive Director
Count Emmanuel d'André (65) joined the Board on 1 February 2002. He is a member of the advisory committee of Banque de France, a non-executive director of Robert Bosch France, a member of the Board of La Mondiale (Insurance) and President of GPA Entrepreneur MEDEF. His previous positions have included Chairman of Trois Suisses International Group, Chief Executive of Lapaud International, senior consultant with Arthur D. Little, Paris, Development Director of the Express Group and a senior international manager with Camping Gaz. He was a director of Auchan for six years.

* Member of the Audit Committee
† Member of the Executive Directors' Remuneration Committee
✣ Member of the Nominations Committee

Senior management

Group Management
Geoffrey Budd
Lesley Smith

Finance, Systems and Corporate Development
Jeremy Darroch*
Peter Ambrose
Peter Crowe
Simon Davies
Dave Elder-Vass
Damian Norton
Andrew Owen
Stuart Owens
Martin Sidders

Dixons Group Retail Properties
Martin Meech
Sue Philipson

Financial Services
David Campbell
Max Frei
Maxine Shimmin
Dorothy Winrow

Human Resources
David Longbottom*
Ben Bengougam
Claire Dickson
John Francis
Liz Purdy

Non-Merchandise Purchasing
Roger Dew

Group Commercial Operations
David Hamid*
Irene Paull

Group Purchasing
Tim Clifford
Richard Ames
Steve Crook
Simon Crowfoot
Andrew Gabriel
Paul McClenaghan
Ken Sladen

Omni Source
Terry Greenwood
Geoff Bellingham
Phil Logan
Neil Robertson

Mastercare
Edward Fitzmaurice
Andy Alexander
Martin Fletcher
Bruce Marsh
Richard Middleton
John Sorby

UK Retail Operations
David Gilbert*
Kath Roach

Business Services
Alan Uren

Dixons
Chris Langley
Stuart Carson
John Mewett

Tax Free
Bryan Magrath

The Link
Nick Wood
Joe Garner
John Welsh

Group Marketing Services
Elizabeth Fagan
Steve Borges
Peter Riordan
George Wilding

Currys
Nick Wilkinson*
Ben Idun
Ian Ditcham
Debbie Moore

PC World International
Simon Turner*
Nick Cadbury

PC World UK
Steve Campbell
Peter Keenan

PC City France
John Risman
Kevin Armstrong
Sacha Tikhomiroff

PC City Spain
Keith Jones

PC World Business
Derek Lloyd

Genesis Communications
Rob Rawlinson

Elkjøp
Per Bjørgås*
Nils Petter Bjørnstad
Robert Grefstad
Kristian Kulstrud
Geir Langbakken
Fredrik Steenbuch

Norway
Ronny Blomseth
Per Rune Lunderby

Sweden
Per Sigvardsson

Denmark
Jesper Boysen

Finland
Irmeli Rytkönen

Electro World
Mark Rollmann
Jiri Rizek
Peter Sebestyen

UniEuro
Steve Carroll

European Property
Thierry Behiels
Sophie Goblet
Raphael Guiducci
Christophe Sirot

*Member of Group Executive Committee

Accounts

The directors present their report and the audited consolidated financial statements of Dixons Group plc ("the Company") and its subsidiary and associated undertakings ("the Group") for the 52 weeks ended 27 April 2002. Comparative figures are for the 52 weeks ended 28 April 2001.

Details of the Group's results, operations and future prospects are set out in the Chief Executive's review, operating review and financial review which form part of this report.

Principal activities

The Company is the holding company of a group specialising in the retail sale of high technology consumer electronics, personal computers, domestic appliances, photographic equipment, communication products and related financial and after sales services. Its subsidiaries operate in the UK, Ireland, the Nordic region, France, Spain and Hungary. The Group also has retail interests in Greece and Italy and undertakes property development in Belgium, Luxembourg, France and Germany.

On 26 November 2001 the Group purchased 24.3 per cent of the issued share capital of UniEuro S.p.A., one of Italy's leading electrical retailers, for cash consideration of €103 million (£64 million). The Group has an option, exercisable before 2 July 2003, to acquire the balance of the issued share capital for €425 million of which €25 million would not be payable until July 2004.

Post balance sheet event

On 7 May 2002 the Group acquired Direct Telephone Services Limited (trading as Genesis Communications) for consideration of up to £31 million. The initial consideration was satisfied by £27 million in loan notes and £1 million in cash. Additional consideration of up to £1 million is payable in cash and up to £2 million in loan notes is to be paid dependent on the achievement of earnings targets.

Dividends

An interim dividend of 1.375 pence per share was paid on 4 March 2002 to shareholders on the register at the close of business on 1 February 2002. The directors recommend the payment of a final dividend of 4.675 pence per share, making total dividends of 6.05 pence per share for the period (5.50 pence per share). Subject to shareholders' approval at the annual general meeting, the final dividend will be paid on 7 October 2002 to shareholders on the register at the close of business on 16 August 2002.

Information on the Company's Dividend Reinvestment Plan is available from the Registrars whose details are on page 74.

Share capital

Details of the changes in share capital during the period are given in note 23 on page 66.

Details of share options granted and exercised in the period and consideration received are shown in note 24 on page 67.

At the annual general meeting held on 5 September 2001 shareholders authorised the directors to make market purchases of the Company's ordinary shares to a maximum of 192 million shares for a period expiring on the date of the next annual general meeting. No such purchases had been made as at 27 April 2002.

Substantial share interests

At 26 June 2002 the following interests of more than 3 per cent in the issued share capital had been notified to the Company pursuant to sections 198 to 210 of the Companies Act 1985 (as amended):

	Number of shares	% of issued share capital
Putnam Investment Management LLC and The Putnam Advisory Company LLC	107,733,579	5.53
The Capital Group Companies, Inc.	78,068,618	4.01
Prudential plc	75,836,542	3.89

Directors

Biographical details of the directors are shown on page 33. The following changes occurred during the year:

	Date	Appointment/ resignation
Non-executive		
Sir John Collins	04.09.2001	Appointment
John Curry CBE	07.09.2001	Resignation
Count Emmanuel d'André	01.02.2002	Appointment
Sir Tim Chessells	01.02.2002	Resignation
Executive		
Jeremy Darroch	05.03.2002	Appointment
Ian Livingston	05.03.2002	Resignation

John Curry and Sir Tim Chessells resigned upon the expiry of their terms of appointment.

The other directors served throughout the period.

The interests of the directors in the share capital of the Company are shown in the Remuneration Report on pages 42 to 46. No director had any beneficial interests in the shares of any subsidiary undertaking or in any contract or arrangement (apart from contracts of service) to which the Company or any subsidiary was a party during or at the end of the financial period.

Following their appointment to the Board during the year, Count Emmanuel d'André and Jeremy Darroch will retire at the annual general meeting and, being eligible, will offer themselves for reappointment. Subject to reappointment, Count Emmanuel d'André's appointment is for a term expiring on 1 September 2005. Jeremy Darroch has a service agreement with DSG Retail Limited which can be terminated by one year's notice.

In accordance with the Articles of Association, Karen Cook and David Gilbert will retire by rotation at the annual general meeting and, being eligible, will offer themselves for reappointment. Subject to her reappointment at the annual general meeting, Karen Cook's current term of appointment will continue until 2 September 2003. David Gilbert has a service agreement with DSG Retail Limited which can be terminated by one year's notice.

Sir Stanley Kalms will retire as a director at the conclusion of the annual general meeting.

Policy and practice on payment of suppliers
The Group has adopted the CBI Prompt Payment Code, information about which may be obtained from the CBI. Payments to suppliers are made in accordance with the terms agreed, provided that the supplier has complied with all relevant terms and conditions. Trade creditors at 27 April 2002 represented 33 days of annual purchases (28 April 2001 33 days).

Political and charitable donations
The Group made charitable donations of £878,000. Further details of the Group's charitable activities are given on page 27.

At the annual general meeting held on 5 September 2001 shareholders gave authority to the directors to make donations to EU Political Organisations and to incur EU Political Expenditure as defined in the Political Parties, Elections and Referendums Act 2000.

During the year the Company made payments totalling £8,000, comprising participation in events organised by The Labour Party (£4,000) and The Conservative Party (£4,000) which the directors have been advised constitute European Political Expenditure.

Equal opportunities
It is the policy of the Group to provide equal opportunities to all its employees regardless of their age, sex, colour, race, religion or ethnic origin and that disabled persons should enjoy the same employment opportunities, training and career development as others where they possess the necessary skills, experience and qualifications. Special consideration is given to the continuity in employment of any existing employee who becomes disabled and to the provision of alternative employment. A disability working group monitors compliance with legal obligations under the Disability Discrimination Act 1995.

During the year the *Respect For People* programme was rolled out across the UK with a view to increasing awareness amongst all employees of the Company's codes and standards in relation to all forms of discrimination and ensuring compliance with their own legal obligations.

Employee involvement
The Group maintains a strong focus on effective performance management designed to identify and develop high performers and to make all employees more effective in their roles. Flexible working arrangements for all roles encourage the best people to apply, and remain, within the organisation. The Group seeks to engage all employees in both its short and long term goals. This is achieved through a variety of methods including senior management briefings, focus groups, videos, newsletters and, increasingly, through the use of the intranet.

The Chief Executive chairs the Dixons Group European Forum, a body of independently elected employee representatives. There are also local fora of elected representatives from within individual businesses. Their meetings provide the framework for the Group's consultative process; representatives provide invaluable input on a wide range of issues including customer service, business efficiency and performance improvement.

Further employee feedback is obtained through census surveys. Findings from these surveys are used to design bespoke reward and training programmes and to assist the development of employment policy.

The Group operates a number of share bonus, incentive and ownership schemes. These reinforce the philosophy of encouraging employees to contribute directly to the achievement of the Group's goals and of rewarding individual and collective success. Further details are contained in the Remuneration Report on page 42. Sharesave schemes in which there are approximately 5,000 participants are operated in the UK and Ireland. Over 10,000 employees throughout the Group currently participate in the Company's discretionary share option schemes.

Further information is given on pages 26 and 27.

Auditors
Deloitte & Touche are willing to continue in office as auditors to the Company. A resolution for their reappointment and to authorise the directors to agree their remuneration will be proposed at the annual general meeting.

Annual general meeting
The annual general meeting will be held on 11 September 2002 at Le Méridien Grosvenor House Hotel, Park Lane, London W1K 7TN at 11.30 a.m. Notice of the meeting, together with an explanation of the business to be considered, is given in a separate booklet accompanying this report.

By Order of the Board



G D Budd
Secretary
26 June 2002

The Board is committed to high standards of corporate governance, the process by which the Group is directed and managed, risks are identified and controlled and effective accountability is assured. Sound governance is central to achieving the directors' prime objective of maximising shareholder value.

Combined Code

The following statement, together with the Remuneration Report on pages 42 to 46 sets out the manner in which the Group has throughout the year applied the principles contained in section 1 of the Combined Code on Corporate Governance issued by the UK Financial Services Authority ("the Combined Code").

Board of directors

The Board comprises an executive chairman, five other executive directors and four independent non-executive directors who bring a wide range of collective skills and experience to the Board. Biographical details of the directors are shown on page 33 and changes during the year are set out in the directors' report on page 36.

The Board meets at least seven times a year and has adopted a formal schedule of matters reserved to it for decision. These include responsibility for the Group's overall strategy, acquisition and divestment policy, and the system of internal control, together with the approval of major expenditure projects and significant financing matters. It reviews the strategic objectives of trading divisions, their annual budgets and long-term plans and monitors progress towards their attainment. An annual meeting focuses on the long-term strategic direction of the Group and the markets in which it operates. There is frequent contact between directors throughout the year to progress the Group's business.

A corporate governance framework has been approved by the Board which defines the role and responsibilities of the constituent elements of the Group's management structure. This enables the Board to plan, execute, control and monitor the Group's activities to achieve its strategic objectives.

The Chairman ensures that the Board has full and timely access to all relevant information.

The offices of Chairman and Group Chief Executive are held separately and a clear division of responsibility exists and operates effectively. Sir John Collins has been designated by the Board as the senior independent non-executive director.

All directors have access to the services of the Company Secretary and may take independent professional advice at the Company's expense in the furtherance of their duties. On appointment, each director receives guidance and training appropriate to their level of previous experience. Non-executive directors are encouraged to meet members of senior management regularly and to undertake visits to all parts of the Group, particularly new activities.

The Articles of Association require one third of the Board to retire by rotation each year and ensure that over a three-year period each director is subject to re-election by shareholders in general meeting. Details of the directors retiring by rotation this year are set out in the directors' report on page 36.

Board committees

The Board has established a number of committees to which it has delegated specific responsibilities. Membership of the principal committees and a summary of their terms of reference are as follows:

Members	Meetings per year	Summary terms of reference
Chairman's Committee		
Sir Stanley Kalms (Chairman) Sir John Collins Mark Souhami John Clare Jeremy Darroch	13	Enables the Chairman to monitor and review the development and implementation of strategy and to report appropriately to the Board.
Group Executive Committee		
John Clare (Chairman) Per Bjørgås Jeremy Darroch David Gilbert David Hamid David Longbottom Simon Turner Nick Wilkinson	12	Responsible for the implementation of strategy and the day-to-day management of the Group's business.
Audit Committee		
Lord Blackwell (Chairman) Sir John Collins Karen Cook Count Emmanuel d'André	4	Monitors the Group's internal control regime and financial reporting, focusing on accounting policies, compliance and areas of management judgement and estimates.
Executive Directors' Remuneration Committee		
Sir John Collins (Chairman) Lord Blackwell Karen Cook Count Emmanuel d'André	2	Makes recommendations to the Board on the Group's remuneration policy and determines the remuneration of the executive directors.
Nominations Committee		
Mark Souhami (Chairman) Lord Blackwell John Clare Sir John Collins Karen Cook Count Emmanuel d'André Sir Stanley Kalms	1 and as required	Reviews, at least annually, the size and composition of the Board and submits recommendations for new Board appointments to the Board for approval.

All committees operate within written terms of reference approved by the Board. The Board receives and reviews minutes of their meetings. Trading divisions are managed by separate executive committees, whose minutes are reviewed by the Board.

The Audit Committee monitors the Group's internal control regime and financial reporting, receiving regular reports from the external auditors and from the finance, internal audit, security and other control functions. The Audit Committee also seeks to ensure that the independence and objectivity of the external auditors is maintained by reviewing the scope of the external audit, recommending to the Board the annual audit fee and monitoring fees paid to the auditors and other accountants for non-audit work. Part of each meeting of the Audit Committee is held between the non-executive directors and external auditors in private.

The Executive Directors' Remuneration Committee invites certain executive directors, including the Chairman and Group Chief Executive, to attend its meetings in an advisory capacity, but they are not present for discussions concerning their own remuneration. The Chairman and Mark Souhami constitute a separate Remuneration Committee which recommends to the Board the fees payable to the non-executive directors.

The remuneration policy and details of remuneration paid to the directors in the 52 weeks ended 27 April 2002 are set out in the Remuneration Report on pages 42 to 46.

Relations with shareholders

The Board attaches considerable importance to the maintenance of constructive relationships with shareholders. Effective two-way communication with institutional investors and analysts is established through regular presentations and meetings in the UK and overseas, usually by the Group Chief Executive and Group Finance Director. This programme of presentations is conducted in accordance with the UK Listing Authority's guidance on the dissemination of price sensitive information to ensure the protection of such information which has not already been made available generally to the Company's shareholders.

The annual general meeting is regarded as an opportunity to communicate directly with private shareholders. The chairmen of the Audit, Remuneration and Nominations Committees are available at the annual general meeting to answer relevant questions from shareholders. Notice of the annual general meeting and related documents are mailed to shareholders at least 20 working days before the meeting. Separate resolutions are proposed on each substantially different issue. The notice is contained in a separate booklet accompanying this report.

In addition to the interim and annual reports, shareholders can obtain information about the Group posted on the Company's website (www.dixons-group-plc.co.uk).

Services available to shareholders are summarised on page 74 of this report.

Pension schemes

The Group operates a number of defined contribution and defined benefit pension schemes. The principal scheme operates in the UK where the Group maintains a funded defined benefit pension scheme.

The assets of the scheme are held separately from those of the Group by trustees. There are six trustees: three members of senior management (who are not directors of the Company) and three external trustees (Hugh Jenkins CBE (Chairman), Mrs Jane Newell OBE and Dr Ann Robinson). The power of appointment of new trustees is vested in the trustees. Asset management is delegated to three independent companies whose performance is monitored by a specialist performance measurement service. Custody and investment management functions are separated. The scheme's accounts are audited annually by Smith & Williamson, who are not auditors to any Group companies. Members of the scheme receive an annual statement of their accrued benefits and a copy of the trustees' annual report.

In February 2002 the Company announced the closure of the UK defined benefit scheme to new employees with effect from 1 March 2002 and to existing employees who are not already members with effect from 1 September 2002.

Internal control

In accordance with the guidance of the Turnbull working party set out in "Internal Control: Guidance for Directors on the Combined Code", the Group has established an ongoing process for identifying, evaluating and managing the significant risks faced by the Group and for reviewing the effectiveness of the system of internal control. This process was in place throughout the 52 weeks ended 27 April 2002 and to the date of approval of the financial statements.

Responsibility and accountability

The Board has overall responsibility for the Group's system of internal control and approach to assessing risk and is also responsible for reviewing its effectiveness.

The Board delegates to executive management the day-to-day responsibility for identifying and evaluating the risks facing the Group's business operations, and for implementing and maintaining internal control systems that manage those risks in an efficient and effective manner, appropriate to their nature and scale. Executive management is accountable to the Board for providing assurance over the design and operation of the internal control systems it has implemented.

All the Group's employees are accountable for operating within the internal control systems implemented by executive management.

Inherent limitations

In determining its policies on internal control, the Board has regard to the materiality of the relevant risks, the likelihood of losses occurring and the costs of control. The directors are aware that the inherent limitations in any system of control mean that risk cannot be totally eliminated. It follows that the Group's system of internal control is designed to manage, rather than eliminate, the risk of failure to achieve business objectives, and that it can provide only reasonable, and not absolute, assurance against material misstatement or loss.

Control environment and control activities

In addition to the Board's activities described in the Board of directors section on page 38, the Group's system of internal control and processes for managing risk comprise the following main elements:

- The Board and management committees meet regularly throughout the year to monitor progress against the targets set out in the Group's budget and long-term plans and to consider the quarterly year-end forecasts that are prepared. A variety of financial and non-financial performance reports is produced on a daily, weekly and four-weekly basis to facilitate this review process.

- The defined lines of authority established by the Board ensure that significant decisions are taken at an appropriate level. This includes requirements for the approval and control of both capital and operating expenditure and treasury operations.

- Each business function has established procedures and controls to minimise the risk of fraud and to safeguard the Group's assets. These procedures and controls include the segregation of duties, the provision of regular performance information and exception reports, review and approval procedures for key transactions, compliance with relevant laws and regulations, the maintenance of proper records and the reconciliation of balances. Wherever possible the Group's IT systems are designed to enforce the execution of such controls.

- Appropriate central controls and procedures have been established over the security of data held on, and functionality provided by, the Group's business systems. These include disaster recovery arrangements. The computer systems are periodically tested and reviewed by both internal and external audit functions.

- The Group appoints individuals who are of a calibre sufficient to enable them to discharge the duties and responsibilities of the roles assigned to them. Established performance review mechanisms exist to identify key objectives and areas for improvement for each member of staff.

- Group Treasury operates within established and documented policies and procedures, as described in the Financial Review on page 31. These policies are reviewed and approved annually by the Group Executive Committee.

- The Group's programme of insurance covers the major risks to the Group's assets and business and is reviewed annually by the Group Executive Committee and the Audit Committee.

- Following major acquisitions, post completion reviews are carried out and reviewed by a principal operating committee. All entities within the Group are required to adhere to common standards of internal control and corporate governance, which are specified in documented guidance.

Assurance and monitoring

The Board, through the Audit Committee, seeks ongoing assurance that the control environment and activities described above are designed and operating effectively. The manner in which this is achieved is as follows:

- The Group funds an Internal Audit department, which is partly outsourced. The function provides independent and objective assurance over the effectiveness of internal control in key business processes, activities and business development programmes.

- Internal Audit reports its findings to the Audit Committee and to management using a systematic, objective approach to evaluate the overall effectiveness of controls and risk management within the area or process under review.

- Recommendations for improving control are made to management where necessary and Internal Audit monitors progress on these until resolution or implementation. The Audit Committee receives quarterly reports on the status of recommendations.

- Established evaluation mechanisms operate across key business processes within the Group. These provide timely identification for executive management of significant control failures that may affect the successful achievement of the Group's objectives. These mechanisms are subject to regular review and refinement to extend both their reach and the quality of the information they provide. The Audit Committee receives a quarterly report on the status of controls monitored in this way.

- Annually, all members of senior management submit certificates on the effectiveness of controls in their business area. This is supported by assessments of business risks and controls in key processes and business operations.

- Other specialist functions within the Group provide additional assurance over key areas of risk and report regularly to the Audit Committee both on their activities and on any significant control issues arising. These functions include stock control, change management, security, health and safety, insurance, environmental co-ordination, treasury, taxation and legal and regulatory compliance.

Continuous improvement

The Group's approach to managing and monitoring Internal Control and Risk Assessment are regularly reviewed to identify ways in which it can be improved and further embedded throughout Group operations.

Corporate Social Responsibility

The Board ensures that, in developing and furthering the strategies and objectives of the Group's business, consideration is given to the needs of local communities, the environment, staff, suppliers, customers and others directly or indirectly connected with the activities of the Group.

A Group Board director has responsibility for environmental and health and safety matters. All members of senior management are required to certify annually their compliance with the Group's internal statement of ethical conduct, which covers a range of matters from conflicts of interest and treatment of staff to observance of legal requirements.

The Legislative and Public Affairs Committee keeps under review new and emerging legislation that may affect the Group's businesses particularly in relation to employment and environmental issues, consumer affairs and other aspects of corporate social responsibility. Standing management committees monitor compliance with legislation and regulations that have a particular impact on the Group's activities, including trading standards, health and safety, competition and disability issues.

Through a long-established charitable foundation, the Group donates significant amounts each year to charities, a number of which are selected by the Group's employees. They are also encouraged to identify and participate in a variety of activities to benefit others, especially in the local communities in which the Group operates.

The Group has developed a range of policies, programmes and facilities to provide a working environment for its staff that engenders mutual respect and understanding and recognises the demands placed on staff outside of their employment with the Group. The *Respect For People* programme, introduced last year, ensures that employees are aware both of the Group's policies and their obligations in relation to anti-discrimination legislation.

A formal procedure exists whereby employees can raise in confidence with designated members of senior management any concerns that they have about the conduct of colleagues or their employer, including suspected breaches of laws and regulations.

The Group has defined its policy on environmental matters, which can be read on the corporate website (www.dixons-group-plc.co.uk). Opportunities for the Group to minimise the impact on the environment arising from its core activities are under constant review.

Further information is given on pages 26 to 29 and a more detailed report on corporate social responsibility will be available on the Group's internet site during 2002.

Compliance

Except for the following, the directors consider that the Company has complied with the provisions set out in Section 1 of the Combined Code throughout the period.

- The Nominations Committee is chaired by Mark Souhami, rather than by the Chairman or a non-executive director. However, the committee comprises a majority of non-executive directors and the Board considers that this constitutes an effective balance of internal and independent views on Board appointments.
- At the start of the financial year the service contract of John Clare contained a two year notice period which was reduced, on a pro rata basis during the twelve months ended 29 April 2002, to one year.

The purpose of this report by the Board is first to inform shareholders of its policies on directors' remuneration in operation during the 52 weeks ended 27 April 2002 and secondly to provide details of the remuneration of individual directors as determined by the Remuneration Committees. In preparing this report, the provisions of Schedule B to the Combined Code have been followed.

The remuneration policy, which will be reviewed in the current financial period, was approved by shareholders at the annual general meeting on 5 September 2001.

The composition of the Remuneration Committees is shown on pages 38 and 39.

Remuneration policy

Executive directors

The objectives of the policy are:

- To ensure that it fairly recognises the individual director's contribution to the attainment of the Group's results and objectives.
- To maintain a competitive package of pay and other benefits which will provide the motivation for future achievement, particularly through reward schemes based on the Group's performance.
- To facilitate the building and retention of a high calibre team which will work effectively to achieve the Group's longer term strategic objectives, especially through the alignment of their interests with those of shareholders through participation in schemes which provide opportunities to build shareholdings in the Company.

In implementing this policy, the Remuneration Committee takes account of information from internal and independent sources and the remuneration paid for comparable positions in FTSE 100 companies. It also seeks regular advice from specialist consultants on the scale and composition of the total remuneration package payable in comparable businesses to people with similar responsibilities, qualifications, skills and experience.

The executive directors' remuneration is reviewed at the start of each financial period. The main components of their remuneration are as follows:

(i) Basic salaries

These reflect the Remuneration Committee's assessment of the market rate for relevant positions and levels of responsibility and the individual director's experience and value to the business. Reviews are considered against market rates of pay and the individual's performance.

(ii) Performance related remuneration

The Remuneration Committee considers it important that executive directors' remuneration should include a significant element which is performance based, designed to develop an alignment between the interests of the Company's shareholders and its senior management and to encourage staff retention.

The Chairman is entitled by the terms of his service contract to a performance payment based on growth in the Company's adjusted diluted earnings per share, which excludes the effects of exceptional items, measured over a one year and a rolling four year period.

John Clare, Jeremy Darroch, David Gilbert and David Hamid participate in a deferred equity participation plan ("DEPP") which provides both an annual cash bonus and deferred equity participation. Performance is measured by reference to growth in adjusted diluted earnings per share. A bonus based on the level of growth may be payable part in cash and part in shares, the share element being matched by the Company on a basis determined by the Remuneration Committee. For the 52 weeks ended 27 April 2002, 60 per cent of the bonus awarded was payable in cash and 40 per cent in shares with a one for one match. The maximum bonus payable to the Group Chief Executive is 100 per cent of basic salary for earnings per share growth of 25 per cent with a maximum payable to other participating executive directors of 85 per cent of basic salary. No bonuses are payable unless annual earnings per share growth exceeds 5 per cent.

Shares awarded under the DEPP are allocated to a share bank. After three years, one third of the shares in the share bank is released each year to participants whilst they remain in the Group's employment. In this way the value of share awards reflects the performance of the Company over a number of years, the participants retain a continuing interest in the shares of the Company and are encouraged to remain with the Group.

Over 400 employees across the Group participate in incentive plans which incorporate an element of deferred equity participation.

The Remuneration Committee does not consider it appropriate for performance to be assessed against a peer group in view of the lack of a meaningful number of comparable companies.

(iii) Bonus arrangements following the disposal of Freeserve

In February 2001 following the sale of the Group's majority shareholding in Freeserve plc to Wanadoo S.A. (and in accordance with arrangements set out in the circular to shareholders dated 21 December 2000 seeking approval to the sale), the Remuneration Committee approved share bonus arrangements for all employees of the Group's UK businesses as at 23 February 2001 in recognition of their contribution to the substantial shareholder value created by the launch, development and eventual sale of Freeserve. As part of these arrangements, the executive directors and 35 other members of senior management received awards of shares in the Company, vesting in three equal annual instalments beginning in February 2002, subject to their remaining in the employment of the Group.

All other employees received awards of Wanadoo S.A. shares vesting in two equal annual instalments beginning in February 2002, subject to their remaining in the employment of the Group.

(iv) Taxable benefits

Each of the executive directors is provided with a car and related benefits (or cash payments in lieu) and is a member of the non-contributory Dixons Group medical expenses plan. These benefits are similar in scale and type to those applicable in comparable companies.

(v) Pensions and related benefits

John Clare, Jeremy Darroch, David Gilbert and David Hamid are accruing benefits under the senior executive section of the Dixons Retirement and Employee Security Scheme ("DRESS"). The scheme is a funded, Inland Revenue approved, contributory pension scheme which provides a pension at normal retirement age (60) of two thirds of pensionable salary subject to a minimum of 20 years' membership. Part of this pension may be commuted for cash at the date of retirement. Membership of the scheme also confers dependants' pensions, insured lump sums on death in service and benefits in the event of prolonged disability.

In line with the Group's policy, pensionable salary includes basic salary and the cash element of contractual performance payments. In view of the Group's philosophy of offering highly incentivised pay systems, the Remuneration Committee considers it appropriate that pension benefits should reflect basic salaries and recurring performance payments which form an integral part of total remuneration.

Jeremy Darroch is the only executive director whose pensionable salary is limited by the statutory earnings cap (currently £97,200 per annum). He receives a non-pensionable salary supplement equivalent to the contributions which otherwise would have been payable to DRESS on that part of his pensionable salary which exceeds the earnings cap.

(vi) Share options

The Remuneration Committee approves the bases on which options are granted to executive directors and employees throughout the Group under the Company's discretionary share option schemes.

Options are normally granted annually to executive directors over shares having a market value equal to their basic salary. Options are granted to other employees in the UK and overseas on the basis of management grade and to employees with more than three years' service. Over 10,000 employees currently participate in the discretionary share option schemes.

Options granted to the executive directors under the discretionary schemes may not normally be exercised unless the market price on the date of exercise is at least 20 per cent higher than the option price, assuming exercise takes place three years after the date of grant. For later exercises, the rate of share price growth is adjusted in line with the Retail Price Index ("RPI"). Exercise is also conditional upon adjusted diluted earnings per share having increased by not less than 3 per cent above the RPI over any consecutive period of three years during the life of the option.

Executive directors are also entitled to participate in the Sharesave Scheme on the same conditions as other employees.

(vii) Service agreements

Each of the executive directors has a service agreement with DSG Retail Limited. With effect from 1 May 2001 John Clare's notice period was reduced from 24 months to 12 months on a pro rata basis during the period ended 29 April 2002. He has received no compensation for the reduction in his notice entitlement. The other executive directors are entitled to 12 months' notice.

Service agreements do not contain a liquidated damages clause. It is the Company's policy to ensure that any payments made to a director in the event of the early termination of a service agreement reflect the circumstances giving rise to termination and the director's duty of mitigation.

Non-executive directors

Non-executive directors are appointed for fixed terms, normally of three years. Their current terms expire as follows: Lord Blackwell 1 September 2003, Karen Cook 2 September 2003, Sir John Collins 4 September 2004 and Count Emmanuel d'André 1 September 2005.

Sir John Collins was appointed as a deputy chairman on 4 September 2001 and will succeed Sir Stanley Kalms as Chairman upon his retirement at the conclusion of the annual general meeting on 11 September 2002. His fee is currently £150,000 per annum.

The other non-executive directors receive a fee (currently £29,000 per annum) which reflects the time which they are required to commit to their duties and amounts paid to non-executive directors in comparable companies. The fee is normally reviewed annually in September. During their terms as Chairmen of the Audit and Executive Directors' Remuneration Committees, Sir Tim Chessells and John Curry received an additional fee of £3,600 each.

Lord Blackwell is Chairman of the Audit Committee, provides additional advisory services to the Group and is Chairman of its Legislative and Public Affairs Committee. An additional fee at the rate of £40,000 per annum is paid to him in relation to these additional non-executive responsibilities.

Non-executive directors derive no other benefits from their office and are not eligible to participate in the Group's contributory pension scheme. It is Company policy not to grant share options to non-executive directors or to require part of their fees to be paid in the form of shares.

Directors' remuneration

	Basic salary and fees £'000	Cash bonus £'000	Taxable benefits £'000	52 weeks ended 27 April 2002 Total £'000	52 weeks ended 28 April 2001 Total £'000
Executive					
Current directors					
Sir Stanley Kalms	740	43	25	808	783
Mark Souhami	195	–	7	202	193
John Clare	500	56	17	573	548
Jeremy Darroch	42	–	4	46	–
David Gilbert	275	25	19	319	297
David Hamid	273	25	17	315	299
Former director					
Ian Livingston	364	29	3	396	372
	2,389	178	92	2,659	2,492
Non-executive					
Current directors					
Sir John Collins	87	–	–	87	–
Lord Blackwell	69	–	–	69	37
Karen Cook	29	–	–	29	28
Count Emmanuel d'André	7	–	–	7	–
Former directors					
Sir Tim Chessells	25	–	–	25	31
John Curry	12	–	–	12	31
	229	–	–	229	127
	2,618	178	92	2,888	2,619

Ian Livingston's salary included £71,470 in lieu of contributions to a funded unapproved retirement benefit scheme.

Cash bonuses comprise a contractual performance payment to the Chairman and amounts payable to other executive directors under the terms of the DEPP.

	2001/02 Gross value of shares awarded £'000	2000/01 Gross value of shares awarded £'000	2001/02 Gains from exercise of share options £'000	2000/01 Gains from exercise of share options £'000
Current directors				
Sir Stanley Kalms	473	–	14	8
Mark Souhami	68	–	28	–
John Clare	748	71	14	–
Jeremy Darroch	–	–	–	–
David Gilbert	308	37	190	–
David Hamid	301	30	130	–
Former director				
Ian Livingston	354	30	–	35
	2,252	168	376	43

The gross value of shares awarded comprises shares awarded under the DEPP and shares awarded under the bonus arrangements following the disposal of Freeserve, as described on page 42. The directors received 60 per cent of the gross number of shares awarded. The remaining 40 per cent has either been sold or retained by Dixons TSR Trust Limited in lieu of the directors' income tax liability.

Directors' pensions

	Increase in accrued annual pension during the period £'000	Total accrued annual pension at 27 April 2002 £'000	Transfer value of increase £'000
John Clare	25	226	142
Jeremy Darroch	3	6	13
David Gilbert	10	123	3
David Hamid	17	113	94

Directors' share interests

	Unrestricted beneficial and family interests	Restricted beneficial interests	Share options	At 26 June 2002 Unrestricted beneficial and family interests**	At 26 June 2002 Share options
At 27 April 2002					
Sir Stanley Kalms	**3,072,757**	**411,765**	**802,683**	**3,072,757**	**802,683**
Mark Souhami	**442,309**	**58,794**	**200,000**	**442,309**	**200,000**
John Clare	**1,185,953**	**678,979**	**3,003,830**	**1,204,101**	**3,003,830**
Jeremy Darroch	**21,176**	**76,962**	**163,385**	**21,176**	**163,385**
David Gilbert	**145,209**	**280,350**	**690,507**	**154,220**	**690,507**
David Hamid	**112,521**	**274,706**	**686,368**	**120,403**	**686,368**
Sir John Collins	–	–	–	–	–
Lord Blackwell	**12,000**	–	–	**12,000**	–
Karen Cook	–	–	–	–	–
Count Emmanuel d'André	**1,000**	–	–	**1,000**	–
At 28 April 2001*					
Sir Stanley Kalms	4,908,282	617,587	808,800		
Mark Souhami	807,063	88,235	217,600		
John Clare	983,072	970,408	2,791,505		
Jeremy Darroch	21,176	76,962	163,385		
David Gilbert	139,649	398,595	738,595		
David Hamid	105,084	390,128	700,892		
Sir John Collins	–	–	–		
Lord Blackwell	12,000	–	–		
Karen Cook	–	–	–		
Count Emmanuel d'André	–	–	–		

The directors' restricted beneficial interests comprise shares awarded under the arrangements put in place following the disposal of Freeserve and shares held in their share bank under the DEPP described on page 42.

*Date of appointment, if later.

**Restricted beneficial interests were unchanged as at 26 June 2002 except for those shares released from the DEPP on 30 April 2002 and therefore shown within unrestricted beneficial and family interests.

Directors' share options

	At 28 April 2001*	Granted in period	Exercised in period	At 27 April 2002	Date of grant	Exercise price	Market price**
Sir Stanley Kalms							
Discretionary – performance related	800,000†	–	–	**800,000**	19.07.99	334.75p	
Sharesave	8,800	–	(8,800)	–	25.02.97	98p	255p
	–	2,683	–	**2,683**	07.03.02	177p	
	808,800	2,683	(8,800)	**802,683**			
Mark Souhami							
Discretionary – performance related	200,000†	–	–	**200,000**	19.07.99	334.75p	
Sharesave	17,600	–	(17,600)	–	25.02.97	98p	255p
	217,600	–	(17,600)	**200,000**			
John Clare							
Discretionary – performance related	200,000†	–	–	**200,000**	17.02.99	256.75p	
	2,000,000†	–	–	**2,000,000**	19.07.99	334.75p	
	173,993†	–	–	**173,993**	17.07.00	273p	
	–	216,450†	–	**216,450**	23.07.01	231p	
	400,000	–	–	**400,000**	22.02.93	54.5p	
Sharesave – other	8,800	–	(8,800)	–	25.02.97	98p	255p
	8,712	–	–	**8,712**	20.02.98	99p	
	–	4,675	–	**4,675**	07.03.02	177p	
	2,791,505	221,125	(8,800)	**3,003,830**			
Jeremy Darroch							
Discretionary – performance related	46,720†	–	–	**46,720**	31.01.00	278.25p	
	49,451†	–	–	**49,451**	17.07.00	273p	
	62,771†	–	–	**62,771**	23.07.01	231p	
Sharesave	4,443	–	–	**4,443**	02.06.00	218p	
	163,385	–	–	**163,385**			
David Gilbert							
Discretionary – performance related	167,764†	–	(167,136)	**628**	17.08.98	132p	245.46p
	460,000†	–	–	**460,000**	19.07.99	334.75p	
	93,407†	–	–	**93,407**	17.07.00	273p	
	–	119,048†	–	**119,048**	23.07.01	231p	
Sharesave	17,424	–	–	**17,424**	20.02.98	99p	
	738,595	119,048	(167,136)	**690,507**			
David Hamid							
Discretionary – performance related	136,552†	–	(133,572)	**2,980**	17.08.98	132p	229p
	460,000†	–	–	**460,000**	19.07.99	334.75p	
	93,407†	–	–	**93,407**	17.07.00	273p	
	–	119,048†	–	**119,048**	23.07.01	231p	
Sharesave	8,712	–	–	**8,712**	20.02.98	99p	
	2,221	–	–	**2,221**	01.07.00	218p	
	700,892	119,048	(133,572)	**686,368**			

*Date of appointment, if later.

**At the time of exercise.

†Exercise is conditional upon a defined minimum increase in the share price and the attainment of specified growth rates in earnings per share.

No share options lapsed during the period.

Discretionary options are normally exercisable between three and ten years from the date of grant. Options granted under the Sharesave Scheme are exercisable in the six month period following the date of maturity of a three year or five year savings contract. All options may be exercised earlier in certain circumstances.

The mid-market price of a share on 27 April 2002 was 224.5 pence. The highest and lowest mid-market prices during the period were 276 pence and 160 pence respectively.

Each of the executive directors is technically interested in 5,777,608 ordinary shares (28 April 2001 7,776,341 ordinary shares) held by Dixons TSR Trust Limited, the trustee of the employee share ownership trust.

Directors' responsibilities for the financial statements

The directors are required by UK company law to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial period and of the profit or loss of the Group for that period. In preparing the financial statements, suitable accounting policies have been used and applied consistently, and reasonable and prudent judgements and estimates have been made.

Applicable accounting standards have been followed. The financial statements have been prepared on the going concern basis. The directors are also responsible for maintaining adequate accounting records and sufficient internal controls to safeguard the assets of the Company and the Group and to prevent and detect fraud or any other irregularities.

Independent auditors' report

To the members of Dixons Group plc
We have audited the financial statements of Dixons Group plc for the 52 weeks ended 27 April 2002 which comprise the profit and loss account, the balance sheets, the cash flow statement, the statement of total recognised gains and losses and the related notes 1 to 32. These financial statements have been prepared under the accounting policies set out therein.

Respective responsibilities of directors and auditors
As described in the statement of directors' responsibilities, the Company's directors are responsible for the preparation of the financial statements in accordance with applicable UK law and accounting standards. Our responsibility is to audit the financial statements in accordance with relevant UK legal and regulatory requirements, auditing standards, and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the directors' report and the other information contained in the annual report for the above year as described in the contents section and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion
We conducted our audit in accordance with UK auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 27 April 2002 and of the profit of the Group for the 52 weeks then ended and have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche

26 June 2002
Hill House
1 Little New Street
London EC4A 3TR

Deloitte & Touche
Chartered Accountants
and Registered Auditors

Consolidated profit and loss account

	Note	52 weeks ended 27 April 2002 Continuing operations Underlying results £million	Exceptional items £million	Total £million	52 weeks ended 28 April 2001 (restated) Continuing operations Underlying results £million	Exceptional items £million	Discontinued operations Freeserve £million	Total £million
Turnover	2,3	**4,888.2**	**–**	**4,888.2**	4,643.4	–	44.8	4,688.2
Operating profit before exceptional items		**281.0**	**–**	**281.0**	282.0	–	(33.1)	248.9
Exceptional operating items	4	**–**	**–**	**–**	–	(39.3)	(0.4)	(39.7)
Group operating profit		**281.0**	**–**	**281.0**	282.0	(39.3)	(33.5)	209.2
Share of profit/(loss) of associates		**3.8**	**–**	**3.8**	–	–	(5.4)	(5.4)
Total operating profit	2,3	**284.8**	**–**	**284.8**	282.0	(39.3)	(38.9)	203.8
Exceptional items	4	**–**	**15.1**	**15.1**	–	471.8	–	471.8
Profit on ordinary activities before interest		**284.8**	**15.1**	**299.9**	282.0	432.5	(38.9)	675.6
Net interest	5	**12.4**	**–**	**12.4**	(4.2)	–	2.2	(2.0)
Amounts written off investments	4	**–**	**(30.0)**	**(30.0)**	–	(15.0)	(11.5)	(26.5)
Profit on ordinary activities before taxation		**297.2**	**(14.9)**	**282.3**	277.8	417.5	(48.2)	647.1
Taxation on profit on ordinary activities	9	**(65.1)**	**–**	**(65.1)**	(65.4)	8.8	7.0	(49.6)
Profit on ordinary activities after taxation		**232.1**	**(14.9)**	**217.2**	212.4	426.3	(41.2)	597.5
Equity minority interests		**(6.0)**	**–**	**(6.0)**	(12.3)	–	9.8	(2.5)
Profit for the period		**226.1**	**(14.9)**	**211.2**	200.1	426.3	(31.4)	595.0
Equity dividends	10	**(117.3)**	**–**	**(117.3)**	(105.9)	–	–	(105.9)
Retained profit for the period	23	**108.8**	**(14.9)**	**93.9**	94.2	426.3	(31.4)	489.1
Earnings per share (pence)	11							
Adjusted diluted (before exceptional items and discontinued operations)				**11.6p**				10.3p
Basic				**11.0p**				31.1p
Diluted				**10.8p**				30.6p

Freeserve plc was sold in 2000/01 and was therefore treated as a discontinued operation. All other turnover and operating profit for both 2001/02 and 2000/01 are derived from continuing operations.

Statement of total recognised gains and losses

	52 weeks ended 27 April 2002 £million	52 weeks ended 28 April 2001 (restated) £million
Profit for the the period	**211.2**	595.0
Exchange translation adjustments	**18.2**	0.9
Total gains and losses recognised in the period	**229.4**	595.9
Prior period adjustment (note 1)	**(48.7)**	
Total recognised gains and losses since the last annual report	**180.7**	

Balance sheets

		Group		Company	
	Note	27 April 2002 £million	28 April 2001 (restated) £million	27 April 2002 £million	28 April 2001 £million
Fixed assets					
Intangible assets	12	**484.2**	432.7	**–**	–
Tangible assets	13	**607.0**	535.0	**0.3**	0.3
Investments	14	**479.0**	625.7	**1,601.3**	1,775.0
		1,570.2	1,593.4	**1,601.6**	1,775.3
Current assets					
Stocks	15	**650.0**	580.7	**–**	–
Debtors – falling due within one year	16	**337.6**	312.2	**692.9**	156.7
– falling due after more than one year	16	**85.2**	71.7	**–**	–
Short term investments	17	**813.9**	793.0	**–**	–
Cash at bank and in hand		**38.6**	64.4	**48.5**	9.8
		1,925.3	1,822.0	**741.4**	166.5
Creditors – falling due within one year					
Borrowings	18	**(193.8)**	(195.8)	**(186.1)**	–
Other creditors	18	**(1,061.3)**	(929.7)	**(1,345.7)**	(1,058.7)
		(1,255.1)	(1,125.5)	**(1,531.8)**	(1,058.7)
Net current assets/(liabilities)		**670.2**	696.5	**(790.4)**	(892.2)
Total assets less current liabilities		**2,240.4**	2,289.9	**811.2**	883.1
Creditors – falling due after more than one year					
Borrowings	19	**(303.0)**	(462.1)	**(24.8)**	–
Other creditors	19	**(239.8)**	(264.9)	**–**	–
		(542.8)	(727.0)	**(24.8)**	–
Provisions for liabilities and charges	22	**(80.9)**	(87.7)	**(4.8)**	(5.8)
		1,616.7	1,475.2	**781.6**	877.3
Capital and reserves	23				
Called up share capital		**48.6**	48.2	**48.6**	48.2
Share premium account		**135.5**	94.4	**135.5**	94.4
Capital reserve		**290.0**	395.5	**–**	–
Merger reserve		**(386.1)**	(386.1)	**–**	–
Capital redemption reserve		**425.5**	425.5	**425.5**	425.5
Profit and loss account		**1,067.6**	868.8	**172.0**	309.2
Equity shareholders' funds		**1,581.1**	1,446.3	**781.6**	877.3
Equity minority interests		**35.6**	28.9	**–**	–
		1,616.7	1,475.2	**781.6**	877.3

The financial statements were approved by the Board of directors on 26 June 2002 and signed on its behalf by:

Sir Stanley Kalms

Jeremy Darroch

Consolidated cash flow statement

	Note	52 weeks ended 27 April 2002 £million	52 weeks ended 28 April 2001 £million
Net cash inflow from operating activities	25	**340.3**	332.1
Returns on investments and servicing of finance			
Interest received		**47.0**	59.8
Interest paid		**(36.0)**	(51.8)
		11.0	8.0
Taxation paid		**(45.2)**	(59.0)
Capital expenditure and financial investment			
Purchase of tangible assets		**(188.5)**	(181.6)
Purchase of fixed asset investment		**–**	(7.7)
Sale of tangible assets		**23.7**	(2.0)
Sale of tangible fixed asset investments		**178.4**	–
		13.6	(191.3)
Acquisitions and disposals			
Cash consideration for acquisitions and businesses		**(16.8)**	(2.0)
Cash disposed of with subsidiary		**–**	(50.4)
Cash consideration for sale and partial sale of subsidiaries		**0.9**	13.4
Cash consideration for acquisition of associated undertakings		**(66.7)**	–
Cash paid in respect of sale of subsidiaries		**–**	(23.6)
		(82.6)	(62.6)
Equity dividends paid		**(108.1)**	(91.8)
Net cash inflow/(outflow) before management of liquid resources and financing		**129.0**	(64.6)
Management of liquid resources			
Increase in short term investments	25	**(20.9)**	(3.1)
Financing			
Issue of ordinary share capital	23	**22.7**	20.4
(Decrease)/increase in debt due within one year	25	**(0.5)**	133.3
Decrease in debt due after more than one year	25	**(154.6)**	(117.3)
		(132.4)	36.4
Decrease in cash in the period	25	**(24.3)**	(31.3)
Reconciliation of net cash flow to movement in net funds	25		
Decrease in cash in the period		**(24.3)**	(31.3)
Cash outflow from increase in short term investments		**20.9**	3.1
Cash outflow/(inflow) from decrease/(increase) in debt		**155.1**	(16.0)
Increase/(decrease) in net funds resulting from cash flows		**151.7**	(44.2)
Translation adjustments		**4.5**	(23.3)
Movement in net funds in the period		**156.2**	(67.5)
Opening net funds		**199.5**	267.0
Closing net funds		**355.7**	199.5

1 Accounting policies

The financial statements have been prepared in accordance with UK law and applicable accounting standards. Two new UK financial reporting standards have been adopted during the period: FRS 17 "Retirement benefits" and FRS 19 "Deferred tax". FRS 17 is being adopted in line with the transitional timetable laid down by the standard. FRS 19 has been adopted in full with effect from 29 April 2001 and prior period comparatives have been restated where appropriate.

The principal accounting policies are set out below:

1.1 Accounting convention and basis of consolidation
The consolidated financial statements are prepared under the historical cost convention. The consolidated financial statements incorporate the financial statements of the Company and all of its subsidiaries and associated undertakings. The results of subsidiaries are included from the date on which control passes. The net assets of subsidiaries acquired are recorded at their fair values, reflecting their condition at that date. The results of subsidiaries disposed of are included up to the effective date of disposal.

1.2 Turnover
Turnover comprises sales of goods, services and property excluding value added tax and similar sales taxes.

1.3 Extended warranty and service contracts
Extended warranty and service contracts are included in turnover in the period in which they are sold. Full provision is made for liabilities for repair costs which the Group has assumed under these contracts.

1.4 Goodwill
On acquisition of a subsidiary or associated undertaking, the fair value of the consideration is allocated between the identifiable net tangible and intangible assets/liabilities on a fair value basis, with any excess consideration representing goodwill. Goodwill in respect of subsidiaries is included within intangible fixed assets. Goodwill relating to associated undertakings is included within the carrying value of the associated undertaking.

Goodwill arising on acquisitions is capitalised as an asset on the balance sheet. Where goodwill is regarded as having a limited estimated useful economic life, it is amortised on a systematic basis over its life up to a maximum of 20 years. Where goodwill is regarded as having an indefinite life it is not amortised. The estimated useful economic life is regarded as indefinite where goodwill is capable of continued measurement and the durability of the acquired business can be demonstrated. Where goodwill is not amortised, an annual impairment review is performed and any impairment is charged to the profit and loss account. As permitted by FRS 10 "Goodwill and intangible assets", this represents a departure, for the purposes of giving a true and fair view, from the requirements of paragraph 21, Schedule 4 to the Companies Act 1985, which requires goodwill to be amortised.

In estimating the useful economic life of goodwill arising, account is taken of the nature of the business acquired, the stability of the industry, the extent of continuing barriers to market entry and the expected future impact of competition.

Goodwill arising on acquisitions prior to 2 May 1999 remains eliminated against reserves. This goodwill will be charged in the profit and loss account as appropriate on the subsequent disposal of the business to which it relates.

1.5 Tangible fixed assets
Tangible fixed assets are stated at cost less accumulated depreciation and, where appropriate, provision for impairment or estimated loss on disposal. Depreciation is provided to write off the cost of the assets by equal instalments over their estimated useful lives. The rates used are:

Short leasehold property	– over the term of the lease
Freehold and long leasehold buildings	– between 1⅔% and 2½% per annum
Fixtures, fittings and equipment	– between 10% and 33⅓% per annum

No depreciation is provided on freehold and long leasehold land or on assets in the course of construction.

1.6 Investments
Investments held as fixed assets are stated at cost, less any provision for impairment in value.

In the consolidated financial statements, shares in associated undertakings are accounted for using the net equity method. The consolidated profit and loss account includes the Group's share of the operating profits, net interest and attributable taxation of the associated undertaking. In the consolidated balance sheet, the investment in associated undertakings is shown as the Group's share of the net assets/liabilities of the associated undertakings.

Short term investments are stated at the lower of cost and net realisable value with the exception of assets held to maturity, which are stated at cost net of amortised premium or discount.

1.7 Stocks
Stocks are stated at the lower of cost and net realisable value. The cost of properties held for development includes the net development outgoings attributable to such properties and interest incurred during development on those projects where it is expected, on commencement, that the period will exceed one year's duration.

1.8 Deferred taxation
Deferred tax is provided for in full on all timing differences which have not reversed at the balance sheet date. No provision is made for tax which would become payable on the distribution of retained profits of overseas subsidiaries or associated undertakings, unless the distribution of such earnings has been accrued in the balance sheet. Deferred tax assets are only recognised to the extent that they are regarded as recoverable. Deferred tax balances are not discounted.

1.9 Translation of foreign currencies
The results of overseas subsidiary undertakings are translated into sterling at the average rates of exchange during the period. Assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. Exchange differences resulting from the translation of the results and balance sheets of overseas subsidiary undertakings and related foreign currency borrowings are charged or credited to reserves.

Other exchange differences arising from foreign currency transactions are included in profit on ordinary activities before taxation.

1.10 Operating leases
Rentals payable under property leases are charged to the profit and loss account in equal instalments up to each market rent review date throughout the lease term. Rentals payable under leases for plant and machinery are charged to the profit and loss account in equal instalments over the total lease term.

1.11 Post retirement benefits
The Group operates a number of funded defined benefit pension schemes for eligible employees. The expected cost of providing pensions, as calculated periodically by qualified actuaries, is charged to the profit and loss account so as to spread the pension cost over the normal expected service lives of members in such a way that the pension cost is a substantially level percentage of current and expected future pensionable payroll.

The Group also operates defined contribution pension schemes and contributes to state pension schemes for certain overseas employees. The costs are charged to the profit and loss account on an accruals basis as contributions become payable.

1.12 Derivative financial instruments ("derivatives")
The Group holds derivatives to manage the interest rate and currency exposure of borrowings, investments, future transactions and overseas subsidiary undertakings. Amounts payable or receivable in respect of interest rate derivatives are recognised as adjustments to interest over the period of the contract. Foreign currency borrowings, investments and foreign exchange gains or losses on derivatives held to hedge net assets are carried in the balance sheet at the rates at the balance sheet date. Gains or losses in respect of hedging of overseas subsidiaries or associated undertakings and investments denominated in foreign currencies are taken to reserves. Gains or losses in respect of hedging of future transactions are deferred and recognised as appropriate when the hedged transaction occurs.

2 Segmental analysis

(a) Turnover and operating profit	52 weeks ended 27 April 2002			52 weeks ended 28 April 2001 (restated)		
	Turnover £million	Underlying operating profit £million	Operating profit £million	Turnover £million	Underlying operating profit £million	Operating profit £million
Continuing operations:						
UK Retail	**4,121.8**	**253.6**	**253.6**	3,979.4	244.8	215.8
International Retail	**688.4**	**11.4**	**11.4**	601.6	22.3	12.0
European Property	**78.0**	**16.0**	**16.0**	62.4	14.9	14.9
	4,888.2	**281.0**	**281.0**	4,643.4	282.0	242.7
Associated undertakings	**–**	**3.8**	**3.8**	–	–	–
	4,888.2	**284.8**	**284.8**	4,643.4	282.0	242.7
Discontinued operations – Freeserve	**–**	**–**	**–**	44.8	–	(38.9)
Total	**4,888.2**	**284.8**	**284.8**	4,688.2	282.0	203.8

UK Retail underlying operating profit is stated after recognising net profits of £9.5 million (2000/01 £nil) on disposal of fixed assets.

(b) Net assets	27 April 2002 £million	28 April 2001 (restated) £million
UK Retail	**201.7**	153.2
International Retail		
Base (excluding associated undertakings and intangible assets)	**177.9**	191.0
Associated undertakings (including attributable goodwill)	**69.9**	–
Intangible assets	**484.2**	432.7
European Property	**31.5**	35.3
Net operating assets	**965.2**	812.2
Net non-operating assets	**295.8**	463.5
Net funds	**355.7**	199.5
Net assets	**1,616.7**	1,475.2

During 2001/02, management and development responsibility for Internet Services, previously reported as a separate division, have been integrated with the appropriate retail division. Comparative figures have been restated to reflect this change in responsibility. Associated undertakings comprise UniEuro, which operates in Italy.

The International Retail division operates in the Nordic region, Spain, France, Ireland, Hungary, Italy and Greece. The European Property division operates mainly in Belgium, Luxembourg, France and Germany. There were no material exports from the locations in which the Group operates.

Net non-operating assets predominantly comprise the Group's investment in Wanadoo S.A. and dividends payable.

3 Operating profit

	52 weeks ended 27 April 2002 Continuing operations £million	Continuing operations £million	Discontinued operations £million	52 weeks ended 28 April 2001 Total £million
Turnover	**4,888.2**	4,643.4	44.8	4,688.2
Cost of sales:				
Underlying	**(4,303.1)**	(4,069.6)	(19.5)	(4,089.1)
Exceptional	**–**	(22.4)	–	(22.4)
	(4,303.1)	(4,092.0)	(19.5)	(4,111.5)
Gross profit	**585.1**	551.4	25.3	576.7
Distribution costs	**(118.9)**	(113.5)	(44.4)	(157.9)
Administrative expenses:				
Underlying	**(194.0)**	(177.6)	(11.7)	(189.3)
Exceptional	**–**	–	(0.4)	(0.4)
Goodwill amortisation	**(0.7)**	(0.7)	(2.3)	(3.0)
	(194.7)	(178.3)	(14.4)	(192.7)
Other operating income/(expenses):				
Underlying	**9.5**	–	–	–
Exceptional	**–**	(16.9)	–	(16.9)
	9.5	(16.9)	–	(16.9)
Share of operating profit/(loss) of associated undertakings	**3.8**	–	(5.4)	(5.4)
	284.8	242.7	(38.9)	203.8

		2001/02 £million	2000/01 £million
Operating profit is stated after charging:			
Depreciation		**104.0**	94.5
Auditors' remuneration	– audit services	**0.6**	0.5
Rentals paid under operating leases	– plant and machinery	**3.2**	2.2
	– other	**218.0**	196.9

Additional fees were paid to the auditors of £0.3 million (2000/01 £0.9 million) which are included within operating profit, and £nil (2000/01 £0.3 million) which are included within non-operating exceptional items (2000/01 non-operating items largely relating to the sale of Freeserve in 2000/01). Further fees of £0.5 million (2000/01 £nil) were paid predominantly in respect of acquisitions of subsidiary and associated undertakings and have been charged as part of the cost of these acquisitions.

4 Exceptional items

		52 weeks ended 27 April 2002 £million	52 weeks ended 28 April 2001 £million
Operating items:			
Restructuring	(i)	–	(19.9)
Impairment	(ii)	–	(19.4)
Expenses incurred on disposal of business	(iii)	–	(0.4)
		–	(39.7)
Non-operating items:			
Profit on sale of investment	(iv)	15.1	–
Freeserve including deemed disposals	(v)	–	471.8
		15.1	471.8
Amounts written off investments:			
Continuing	(vi)	(30.0)	(15.0)
Discontinued		–	(11.5)
		(30.0)	(26.5)

(i) Restructuring: 2001/02 £nil (2000/01 restructuring of the store portfolio and service operations, largely comprising the disposal costs of stores and redundancy costs of service engineers).

(ii) Impairment: 2001/02 £nil (2000/01 reassessment of the carrying value of investments in e-commerce assets and infrastructure).

(iii) Expenses incurred on disposal of business: 2001/02 £nil (2000/01 expenses incurred by Freeserve plc with respect to potential sale).

(iv) Profit on sale of investment: relates to the sale of 51.3 million shares in Wanadoo S.A. for consideration of £178.4 million.

(v) In 2000/01, the Group sold its majority shareholding in Freeserve plc to Wanadoo S.A. receiving 12.4% of the enlarged share capital of Wanadoo S.A. This gave rise to a net gain of £460.3 million after deducting costs. Further net gains arose in 2000/01 prior to the disposal of Freeserve on deemed disposals in respect of shares issued by Freeserve plc to Energis plc.

(vi) Amounts written off investments: 2001/02 relates to the Group's investment in P. Kotsovolos S.A. (2000/01 continuing operations relates principally to the Group's investment in gameplay plc).

5 Net interest

	52 weeks ended 27 April 2002 £million	52 weeks ended 28 April 2001 £million
Interest receivable and similar income	46.5	50.0
Interest payable:		
Bank loans and overdrafts	(18.7)	(37.4)
Other loans	(15.8)	(15.7)
	(34.5)	(53.1)
Interest capitalised	0.4	1.1
	12.4	(2.0)

6 Employees

	52 weeks ended 27 April 2002 £million	52 weeks ended 28 April 2001 £million
Staff costs for the period were:		
Wages and salaries	490.0	444.4
Social security costs	46.1	37.3
Other pension costs	12.7	14.7
	548.8	496.4

	Employees	Employees
The average number of employees, including part time employees, was:		
Continuing operations:		
UK Retail	29,979	27,592
International Retail	3,545	2,784
European Property	33	30
	33,557	30,406
Discontinued operations – Freeserve	–	214
	33,557	30,620

7 Directors

Details of directors' remuneration, pensions, share options and other entitlements, which form part of these financial statements, are given on pages 42 to 46.

8 Employee share ownership trust

Dixons TSR Trust ("the Trust") is an employee share ownership trust. The Trust holds shares in the Company which may subsequently be awarded to specified executive directors and senior employees under the deferred equity participation plan ("DEPP"). In addition, the Trust holds shares in the Company and in Wanadoo S.A. under bonus arrangements entered into following the disposal of Freeserve. Details of the DEPP and bonus arrangements are given on page 42.

The Company aims to hedge its liability under the DEPP and bonus arrangements by buying shares through the Trust to meet the anticipated future liability. The anticipated liability is regularly reassessed during the period and additional shares are purchased when required to meet an increase in this liability. The cost of funding and administering the Trust is charged to the profit and loss account in the period to which it relates. The cost of the shares is being amortised over the vesting period of the DEPP.

At 27 April 2002 the Trust held 5,777,608 shares in the Company (28 April 2001 7,776,341). Of these shares, 4,211,688 (28 April 2001 6,481,823) have been provisionally awarded to participants in the plans. The Trust has waived all dividends except for a total payment of 1 pence at the time each dividend is paid. The mid-market price of a share on 27 April 2002 was 224.5 pence. During the year, 2,041,110 shares in the Company and 1,798,000 shares in Wanadoo S.A. were released to employees under the terms of the bonus arrangements referred to above.

9 Taxation on profit on ordinary activities

	52 weeks ended 27 April 2002 £million	52 weeks ended 28 April 2001 (restated) £million
Current taxation:		
UK corporation tax at 30%	**54.7**	45.1
Overseas taxation – the Company and its subsidiaries	**9.3**	10.8
– associated undertakings	**1.3**	–
Adjustment in respect of earlier periods:		
Corporation tax	**(0.1)**	(0.9)
Overseas taxation	**0.5**	(0.1)
	65.7	54.9
Deferred taxation:		
Current period	**0.8**	(5.9)
Adjustment in respect of earlier periods	**(1.4)**	0.6
	(0.6)	(5.3)
Taxation on profit on ordinary activities	**65.1**	49.6

A reconciliation of the notional current tax charge to the actual current tax charge is set out below:

Profit on ordinary activities before exceptional items at UK statutory rate of 30%	**89.2**	72.5
Capital allowances for the period in excess of depreciation	**(4.8)**	(1.1)
Other timing differences	**4.0**	0.6
Differences in effective overseas taxation rates	**(21.5)**	(21.7)
Other	**(1.6)**	8.0
Adjustment in respect of earlier periods	**0.4**	(1.0)
Current taxation on profit on ordinary activities before exceptional items	**65.7**	57.3
Credit in respect of exceptional items	**–**	(2.4)
	65.7	54.9

The effective tax rate of the Group may rise marginally as the Group pursues its policy of expansion into Continental European markets.

10 Dividends

	per share	52 weeks ended 27 April 2002 £million	per share	52 weeks ended 28 April 2001 £million
Per ordinary share				
Interim	**1.375p**	**26.5**	1.250p	24.1
Proposed final	**4.675p**	**90.8**	4.250p	81.8
Ordinary dividends paid and proposed	**6.050p**	**117.3**	5.500p	105.9

11 Earnings per share

	52 weeks ended 27 April 2002 £million	52 weeks ended 28 April 2001 (restated) £million
Basic earnings	**211.2**	595.0
Diluted earnings	**211.2**	595.0
Discontinued operations – Freeserve results, net of taxation	**–**	41.2
– Freeserve minority interest	**–**	(9.8)
Exceptional items, net of taxation	**14.9**	(426.3)
Adjusted diluted earnings	**226.1**	200.1
	million	million
Basic weighted average number of shares	**1,925.9**	1,913.4
Employee share option and ownership schemes	**20.9**	27.7
Diluted weighted average number of shares	**1,946.8**	1,941.1
	pence	pence
Basic earnings per share	**11.0**	31.1
Diluted earnings per share	**10.8**	30.6
Discontinued operations – Freeserve results, net of taxation	**–**	2.1
– Freeserve minority interest	**–**	(0.5)
Exceptional items, net of taxation	**0.8**	(21.9)
Adjusted diluted earnings per share	**11.6**	10.3

Adjusted earnings per share, which exclude exceptional items and discontinued operations, are shown in order to disclose the impact of these items on underlying earnings.

12 Intangible fixed assets

	Group
	Goodwill £million
Cost	
At 29 April 2001	434.3
Acquisitions	**22.3**
Currency retranslation	**29.9**
At 27 April 2002	**486.5**
Amortisation	
At 29 April 2001	1.6
Charge for the period	**0.7**
Currency retranslation	**–**
At 27 April 2002	**2.3**
Net book value	
At 27 April 2002	**484.2**
At 28 April 2001	432.7

Goodwill arising on the acquisition of Elkjøp of £472.2 million is regarded as having an indefinite economic life and is therefore not amortised in the profit and loss account. Elkjøp is expected to continue to maintain its market share and profitability over the long term and it is not therefore possible to identify a finite useful economic life for this goodwill. It is considered that the barriers to entry which exist in Elkjøp's markets, which are anticipated to continue, will prove this goodwill to be durable. The application of an annual impairment test supports the value of this goodwill and, as a result, no charge for impairment is required at the balance sheet date. It is not possible to quantify the effect of this departure from the Companies Act 1985 because no finite life for goodwill can be identified.

Goodwill arising on other acquisitions is amortised over periods not exceeding 20 years.

13 Tangible fixed assets

	Group			Company
	Land and buildings £million	Fixtures, fittings and equipment £million	Total £million	Fixtures, fittings and equipment £million
Cost				
At 29 April 2001	185.1	841.1	1,026.2	2.9
Additions	**25.1**	**164.8**	**189.9**	**0.1**
Disposals	**(11.3)**	**(21.1)**	**(32.4)**	**(0.1)**
Currency retranslation	**0.2**	**0.9**	**1.1**	**–**
At 27 April 2002	**199.1**	**985.7**	**1,184.8**	**2.9**
Depreciation				
At 29 April 2001	8.0	483.2	491.2	2.6
Charge for the period	**1.9**	**102.1**	**104.0**	**0.1**
Disposals	**(0.3)**	**(17.9)**	**(18.2)**	**(0.1)**
Currency retranslation	**–**	**0.8**	**0.8**	**–**
At 27 April 2002	**9.6**	**568.2**	**577.8**	**2.6**
Net book value				
At 27 April 2002	**189.5**	**417.5**	**607.0**	**0.3**
At 28 April 2001	177.1	357.9	535.0	0.3

	Freehold £million	Long leasehold £million	Short leasehold £million	Total £million
Land and buildings at cost to the Group				
At 27 April 2002	**164.5**	**1.9**	**32.7**	**199.1**
At 28 April 2001	162.3	1.7	21.1	185.1

Land and buildings include £72.9 million of land not depreciated (28 April 2001 £75.7 million), and £8.1 million of assets in the course of construction (28 April 2001 £3.9 million).

14 Fixed asset investments

Group

	Investment in associated undertakings £million	Own shares £million	Investments £million	Total £million
At 29 April 2001	–	2.3	623.4	625.7
Additions – net liabilities acquired	(13.7)	–	–	(13.7)
Disposals	–	–	(168.0)	(168.0)
Goodwill	81.2	–	–	81.2
Amortisation of own shares	–	(0.3)	–	(0.3)
Share of retained profits	2.5	–	–	2.5
Provision for impairment	–	–	(30.0)	(30.0)
Currency retranslation	(0.1)	–	(18.3)	(18.4)
At 27 April 2002	69.9	2.0	407.1	479.0

Investment in associated undertakings represents the Group's 24.3 per cent share of the ordinary share capital of UniEuro S.p.A., an electrical retailer incorporated in Italy, for which consideration of £67.5 million was paid comprising €103 million (£64 million) plus attributable costs. The Group has an option, exercisable before 2 July 2003, to acquire the balance of the issued share capital for €425 million, of which €25 million would not be payable until July 2004. Goodwill arising on this investment is regarded as having an indefinite economic life owing to the business's established market position, market leading profitability and the expectation that this will continue in the long term. Accordingly, there is no amortisation charge in the profit and loss account. It is not possible to quantify the effect of this departure from the Companies Act 1985 because no finite life for goodwill can be identified.

In accordance with FRS 11 "Impairment of fixed assets and goodwill", the carrying value of the Group's investment in P. Kotsovolos S.A., which is incorporated and listed on a recognised investment exchange in Greece, has been compared with its recoverable amount, represented by its value in use to the Group. The value in use has been derived from discounted cash flow projections using a discount rate of 10.8 per cent. As a result of the impairment review, a provision for impairment of £30.0 million has been made to reflect the reduction in recoverable amount.

Own shares held by the Group represent the shares in the Company held by Dixons TSR Trust Limited, further details of which are given in note 8. These shares had a market value at 27 April 2002 of £13.0 million (28 April 2001 £19.1 million) and their nominal value was £0.1 million (28 April 2001 £0.1 million).

Company

	Subsidiary undertakings £million	Own shares £million	Investments £million	Total £million
Cost and net book value				
At 29 April 2001	1,203.0	2.3	569.7	1,775.0
Disposals	–	–	(161.4)	(161.4)
Amortisation of own shares	–	(0.3)	–	(0.3)
Currency retranslation	–	–	(12.0)	(12.0)
At 27 April 2002	1,203.0	2.0	396.3	1,601.3

Investments held by the Group include the following listed investments:

	Relevant exchange	Net book value £million	Market value at 27 April 2002 £million
Wanadoo S.A.			
Group Companies	Paris	390.1	475.1
Dixons TSR Trust Limited	Paris	–	8.3
P. Kotsovolos S.A.	Athens	13.4	6.9
Sense Communications A.S.A.	Oslo	2.2	3.5
		405.7	493.8

On 3 May 2001, the Group issued a €260 million 1% Exchangeable Bond due 2004, exchangeable into ordinary shares in Wanadoo S.A. The bond is exchangeable, at the option of the bondholder, into approximately 144 shares for each €1,000 principal amount of the bonds at a price of €6.94 per share up to 24 June 2004. Unless previously redeemed or purchased and cancelled, it will be redeemed on 5 July 2004.

15 Stocks

	Group	
	2002 £million	2001 £million
Finished goods and goods for resale	**615.7**	541.2
Properties held for development or resale	**34.3**	39.5
	650.0	580.7
Properties held for development or resale include interest of	**2.7**	2.6

16 Debtors

	Group		Company	
	2002 £million	2001 £million	2002 £million	2001 £million
Falling due within one year				
Trade debtors	**207.5**	184.6	**–**	–
Amounts due from subsidiary undertakings	**–**	–	**690.6**	155.4
Corporation tax recoverable	**0.2**	2.7	**–**	–
Overseas taxation recoverable	**0.2**	0.2	**–**	–
Other debtors	**10.5**	15.2	**–**	–
Prepayments and accrued income	**119.2**	109.5	**2.3**	1.3
	337.6	312.2	**692.9**	156.7
Falling due after more than one year				
Other debtors	**2.1**	1.6	**–**	–
Prepayments and accrued income	**83.1**	70.1	**–**	–
	85.2	71.7	**–**	–
	422.8	383.9	**692.9**	156.7

17 Short-term investments

	Group	
	2002 £million	2001 £million
Listed	**351.5**	312.1
Unlisted	**462.4**	480.9
	813.9	793.0

Listed investments mainly comprise floating rate notes. Unlisted investments mainly comprise money market deposits.

18 Creditors – falling due within one year

	Group 2002 £million	Group 2001 £million	Company 2002 £million	Company 2001 £million
Borrowings				
7¾% Guaranteed Bond 2001	–	99.9	–	–
Bank overdrafts	**4.3**	6.2	**20.1**	–
Other borrowings	**189.5**	89.7	**166.0**	–
	193.8	195.8	**186.1**	–
Other creditors				
Trade creditors	**472.9**	415.6	–	–
Amounts due to subsidiary undertakings	–	–	**1,246.4**	966.8
Corporation tax	**77.0**	54.1	**1.8**	–
Overseas taxation	**11.7**	9.1	–	–
Other taxation and social security payable	**30.7**	45.8	–	–
Extended warranty and service contract liabilities	**94.0**	74.3	–	–
Other creditors	**79.2**	35.1	–	–
Accruals and deferred income	**204.8**	213.9	**6.5**	10.1
Dividends payable	**91.0**	81.8	**91.0**	81.8
	1,061.3	929.7	**1,345.7**	1,058.7
	1,255.1	1,125.5	**1,531.8**	1,058.7

Borrowings include £nil (28 April 2001 £7.8 million) secured by legal charges over properties held for development or resale by the European Property division and £0.6 million (28 April 2001 £0.7 million) secured by legal charges over properties held within the Retail divisions.

The 7¾% Guaranteed Bond 2001 was redeemed at par on 19 December 2001.

19 Creditors – falling due after more than one year

	Group 2002 £million	Group 2001 £million	Company 2002 £million	Company 2001 £million
Borrowings				
7¾% Guaranteed Bond 2004	**99.8**	99.7	–	–
1% Exchangeable Bond 2004	**160.6**	–	–	–
Loans repayable:				
In more than one year but not more than two years	**16.5**	81.2	**4.3**	–
In more than two years but not more than five years	**25.1**	278.5	**20.5**	–
In more than five years	**1.0**	2.7	–	–
	303.0	462.1	**24.8**	–
Other creditors				
Extended warranty and service contract liabilities	**189.0**	205.8	–	–
Other creditors	**50.8**	59.1	–	–
	239.8	264.9	–	–
	542.8	727.0	**24.8**	–

Borrowings include £11.1 million (28 April 2001 £11.4 million) secured by legal charges over properties held for development or resale by the European Property Division and £4.1 million (28 April 2001 £5.1 million) secured by legal charges over properties held within the Retail divisions.

The 7¾% Guaranteed Bond 2004, which is unsecured, is guaranteed by the Company and is listed on the London Stock Exchange. Unless previously redeemed or purchased and cancelled it will be redeemed at par on 16 February 2004. The 1% Exchangeable Bond 2004, which is listed on the Luxembourg Stock Exchange, is euro denominated at €260 million and is exchangeable into ordinary shares in Wanadoo S.A. up to 24 June 2004. Further details are included in note 14.

20 Borrowing facilities

	Group 2002 £million	Group 2001 £million
The Group had available the following undrawn committed borrowing facilities at the period end:		
Expiry date:		
Within one year	**2.1**	3.2
In more than one year, but not more than two years	**8.4**	0.6
In more than two years	**129.5**	235.0
	140.0	238.8

21 Financial instruments

A statement of the Group's objectives, policies and strategies with regard to financial instruments is contained in the Financial Review on pages 30 and 31. Short-term debtors and creditors have been excluded from these disclosures as permitted by FRS 13 "Derivatives and other financial instruments: disclosures". Additional information on fixed asset investments is included in note 14.

(a) Interest rate and currency profile of financial assets and financial liabilities

After taking into account the various interest rate and currency swaps entered into by the Group, the currency and interest rate exposure of its financial assets and liabilities was:

2002

	Sterling £million	Norwegian Kroner £million	Euro £million	Other currencies £million	Total £million
Cash and short-term investments:					
Floating rate	**813.1**	**5.3**	**32.3**	**0.9**	**851.6**
Fixed rate	**0.9**	–	–	–	**0.9**
	814.0	**5.3**	**32.3**	**0.9**	**852.5**
Borrowings:					
Floating rate	**(16.0)**	**(4.1)**	**(206.6)**	**(3.4)**	**(230.1)**
Fixed rate	**(99.8)**	–	**(160.6)**	**(6.3)**	**(266.7)**
	(115.8)	**(4.1)**	**(367.2)**	**(9.7)**	**(496.8)**
Net funds/(debt) at period end	**698.2**	**1.2**	**(334.9)**	**(8.8)**	**355.7**
Fixed asset investments	**16.8**	**2.2**	**460.0**	–	**479.0**
Extended warranty and service contract liabilities:					
Falling due within one year	**(94.0)**	–	–	–	**(94.0)**
Falling due after more than one year	**(189.0)**	–	–	–	**(189.0)**
	(283.0)	–	–	–	**(283.0)**

2001

	Sterling £million	Norwegian Kroner £million	Euro £million	Other currencies £million	Total £million
Cash and short term investments:					
Floating rate	822.4	6.9	23.4	3.8	856.5
Fixed rate	0.9	–	–	–	0.9
	823.3	6.9	23.4	3.8	857.4
Borrowings:					
Floating rate	–	(250.8)	(24.8)	(30.3)	(305.9)
Fixed rate	(199.6)	(152.4)	–	–	(352.0)
	(199.6)	(403.2)	(24.8)	(30.3)	(657.9)
Net funds/(debt) at period end	623.7	(396.3)	(1.4)	(26.5)	199.5
Fixed asset investments	47.0	2.1	569.7	6.9	625.7
Extended warranty and service contract liabilities:					
Falling due within one year	(74.3)	–	–	–	(74.3)
Falling due after more than one year	(205.8)	–	–	–	(205.8)
	(280.1)	–	–	–	(280.1)

Net free funds, excluding amounts held under trust to fund extended warranty and service contract liabilities, totalled £55.7 million (28 April 2001 net borrowings of £85.1 million).

The principal sterling interest rate risks of the Group arise in respect of the Group's net cash and investments, and the provision of consumer credit. Each is based on floating interest rates and the two elements provide a natural hedge against each other. Sterling cash and investments include £300.0 million (28 April 2001 £284.6 million) held under trust to fund extended warranty and service contract liabilities. Floating rate assets consist of money market deposits and floating rate notes bearing rates fixed in advance ranging from overnight to six months. The average period until the next refixing is 37 days (2000/01 38 days). Floating rate sterling borrowings comprise bank borrowings and overdrafts that bear interest at rates based on LIBOR. Fixed rate sterling borrowing at 27 April 2002 comprises the 7¾% Guaranteed Bonds 2004. The weighted average period for which the rate is fixed is 1.8 years (2000/01 1.7 years).

Floating rate euro borrowings represent bank borrowings, based on EURIBOR, to provide a hedge against euro denominated fixed asset investments and to finance European Property stock held for development or resale. Fixed rate euro borrowings comprise the 1% Exchangeable Bond 2004 which also provides a hedge against euro denominated fixed asset investments. Borrowings in other currencies largely represent Nordic working capital facilities within the Elkjøp group.

All currency investments are short term money market deposits with maturities of less than one month. Fixed asset investments are non-interest bearing. Additional information is included in note 14.

21 Financial instruments (continued)

(b) Fair values of financial assets and financial liabilities	Book value 2002 £million	Fair value 2002 £million	Book value 2001 £million	Fair value 2001 £million
Fixed asset investments (excluding associated undertakings)	409.1	500.0	625.7	777.5
Cash and investments				
Cash at bank and in hand	38.6	38.6	64.4	64.4
Short term investments	813.9	814.1	793.0	793.5
	852.5	852.7	857.4	857.9
Borrowings due:				
In one year or less or on demand	(193.8)	(193.8)	(195.8)	(194.6)
In more than one year but not more than two years	(116.3)	(120.1)	(81.2)	(81.2)
In more than two years but not more than five years	(185.7)	(207.2)	(378.2)	(373.0)
In more than five years	(1.0)	(1.0)	(2.7)	(2.7)
	(496.8)	(522.1)	(657.9)	(651.5)
Extended warranty and service contract liabilities:				
Falling due within one year	(94.0)	(94.0)	(74.3)	(74.3)
Falling due after more than one year	(189.0)	(189.0)	(205.8)	(205.8)
	(283.0)	(283.0)	(280.1)	(280.1)
Derivatives held to:				
Manage the interest rate of borrowings	–	0.6	–	0.9
Manage the currency exposure of borrowings	–	1.1	–	(0.2)
Hedge net assets	–	0.8	(2.0)	(2.1)
Hedge future transactions				
– expected to occur within one year	–	3.5	–	(1.0)
– expected to occur after more than one year	–	(1.5)	–	0.7

Assets and liabilities are held at floating rates and therefore the fair value is close to the book value with the exception of the fixed rate 7¾% Guaranteed Bond 2004 and the 1% Exchangeable Bond 2004 where there is a premium to book value due to the coupon rate and exchange rights, respectively. Fair values are derived from market values.

(c) Gains and losses on instruments used for hedging

The Group enters into forward foreign exchange currency contracts to manage exposures that arise on purchases and sales denominated in foreign currencies. It also uses swaps to manage its interest rate and foreign exchange translation exposures.

Unrecognised net gains and losses on hedges at the period end are as follows:

	Gains £million	Losses £million	Net total £million
On hedges at 29 April 2001	2.1	(3.8)	(1.7)
Arising in previous periods recognised in 2001/02	(1.7)	3.9	2.2
Arising in previous periods not recognised in 2001/02	0.4	0.1	0.5
Arising in 2001/02 not recognised in 2001/02	6.6	(2.6)	4.0
On hedges at 27 April 2002	**7.0**	**(2.5)**	**4.5**
Of which:			
Expected to be recognised within one year	5.5	(1.4)	4.1
Expected to be recognised after more than one year	1.5	(1.1)	0.4

(d) Currency risk

The Group's policy is to hedge all significant transaction exposures on monetary assets and liabilities and consequently there are no material currency exposures that would give rise to gains and losses in the profit and loss account in the functional currencies of the operating businesses.

22 Provisions for liabilities and charges

	Deferred taxation £million	Restructuring costs £million	Other £million	Total £million
Group				
At 29 April 2001 (restated)	70.1	11.1	6.5	87.7
Credit in the period	(0.6)	–	(0.2)	(0.8)
Utilised	–	(4.4)	(1.0)	(5.4)
Reclassification	–	–	(0.3)	(0.3)
Exchange translation adjustments	(0.3)	–	–	(0.3)
At 27 April 2002	**69.2**	**6.7**	**5.0**	**80.9**
Company				
At 29 April 2001	–	–	5.8	5.8
Utilised	–	–	(1.0)	(1.0)
At 27 April 2002	–	–	**4.8**	**4.8**

	Group 2002 £million	Group 2001 (restated) £million
The net provision for deferred taxation comprises:		
Accelerated capital allowances	**22.1**	17.8
Other timing differences	**47.1**	52.3
	69.2	70.1

As a result of share disposals, allowable losses have been incurred which are available for offset against certain future chargeable gains. A deferred tax asset has not been recognised in respect of these losses as it is not considered that there is sufficient evidence that chargeable gains will arise. The deferred tax asset not recognised, measured at the standard rate of 30%, is not less than £220 million.

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries and associated undertakings. Owing to the earnings being continually reinvested by the Group, no tax is expected to be payable on these earnings in the foreseeable future.

23 Shareholders' funds and share capital

Group

(a) Shareholders' funds	Share capital £million	Share premium account £million	Capital reserve £million	Merger reserve £million	Capital redemption reserve £million	Profit and loss account £million	Total £million
At 29 April 2001 as previously reported	48.2	94.4	395.5	(386.1)	425.5	917.5	1,495.0
Prior period adjustment (note 1)	–	–	–	–	–	(48.7)	(48.7)
At 29 April 2001 as restated	**48.2**	**94.4**	**395.5**	**(386.1)**	**425.5**	**868.8**	**1,446.3**
Retained profit	–	–	–	–	–	**93.9**	**93.9**
Translation adjustments	–	–	–	–	–	**18.2**	**18.2**
Disposal of Freeserve	–	–	**(105.5)**	–	–	**105.5**	–
Ordinary shares issued:							
Share options – employees	**0.4**	**22.3**	–	–	–	–	**22.7**
– employee trusts	–	**18.8**	–	–	–	**(18.8)**	–
At 27 April 2002	**48.6**	**135.5**	**290.0**	**(386.1)**	**425.5**	**1,067.6**	**1,581.1**

Company

	Share capital £million	Share premium account £million	Capital reserve £million	Merger reserve £million	Capital redemption reserve £million	Profit and loss account £million	Total £million
At 29 April 2001	48.2	94.4	–	–	425.5	309.2	877.3
Retained loss	–	–	–	–	–	**(137.2)**	**(137.2)**
Ordinary shares issued:							
Share options – employees	**0.4**	**22.3**	–	–	–	–	**22.7**
– employee trusts	–	**18.8**	–	–	–	–	**18.8**
At 27 April 2002	**48.6**	**135.5**	–	–	**425.5**	**172.0**	**781.6**

As permitted by section 230 of the Companies Act 1985, no profit and loss account for the Company is included in these financial statements.

The transfer from the capital reserve to the profit and loss account represents the attributable profit in respect of Wanadoo S.A. shares (exchanged for the Group's holding in Freeserve in 2000/01) that were released from lock-up arrangements in the period.

The cumulative amount of goodwill written off directly against reserves at the start and end of the period in respect of undertakings still within the Group is £127.9 million.

(b) Reconciliation of movements in shareholders' funds	2002 £million	2001 £million
Opening shareholders' funds as previously reported	**1,495.0**	977.0
Prior period adjustment (note 1)	**(48.7)**	(41.1)
Opening shareholders' funds as restated	**1,446.3**	935.9
Profit for the period	**211.2**	595.0
Dividends	**(117.3)**	(105.9)
	93.9	489.1
Other recognised gains and losses relating to the period	**18.2**	0.9
Ordinary shares issued:		
Share option and ownership schemes	**22.7**	20.4
Net additions to shareholders' funds	**134.8**	510.4
Closing shareholders' funds	**1,581.1**	1,446.3

The above prior period adjustment, which arises from the adoption of FRS 19, has had the effect of reducing prior period profit by £7.6 million. The effect of the adoption of FRS 19 on the current period's profits is not significantly different to this amount.

(c) Called up share capital	2002 £million	2001 £million
Authorised		
4,980,252,496 (28 April 2001 4,980,252,496) ordinary shares of 2.5p each	**124.5**	124.5
Allotted and fully paid		
1,945,120,052 (28 April 2001 1,926,939,899) ordinary shares of 2.5p each	**48.6**	48.2

During the period, 18,180,153 shares were issued in respect of options exercised under employee share option schemes.

24 Employee share option schemes

During the period the following options were granted to employees:

	Sharesave			Discretionary	
Number of employees	Exercise price pence	Number	Number of employees	Exercise price pence	Number
6,061	177.00	**7,993,700**	11,478	231.00	**15,276,739**
			45	228.00	**48,470**
		7,993,700			**15,325,209**

At 27 April 2002 directors and employees held options to subscribe for a total of 72,860,502 shares (28 April 2001 73,821,573) as follows:

	Sharesave			Discretionary	
Date of grant	Exercise price pence	Number	Date of grant	Exercise price pence	Number
25.02.97	98.00	**1,070,852**	22.02.93	54.50	**384,928**
20.02.98	99.00	**3,669,321**	11.08.94	50.75	**19,000**
04.08.98	97.50	**15,236**	04.08.95	73.25	**130,672**
17.02.99	199.50	**396,452**	05.08.96	122.75	**1,200,276**
02.06.00	218.00	**5,145,599**	04.02.97	124.25	**12,000**
12.03.01	215.00	**4,360,020**	04.08.97	145.50	**2,863,164**
07.03.02	177.00	**7,987,277**	20.02.98	135.00	**18,000**
			17.08.98	132.00	**5,822,658**
			12.10.98	140.00	**176,980**
			17.02.99	256.75	**200,000**
			19.07.99	334.75	**13,867,221**
			31.01.00	278.25	**46,720**
			17.07.00	273.00	**10,601,497**
			05.02.01	269.00	**177,003**
			23.07.01	231.00	**14,648,356**
			15.02.02	228.00	**47,270**
		22,644,757			**50,215,745**

Options granted under the Sharesave Schemes are exercisable in the six month period following the date of maturity of a three year or five year savings contract. Other options are exercisable between three and ten years from the date of grant. Exercise of discretionary options is conditional upon a defined minimum increase in the market price of a share and, in certain cases, to the attainment of a specified rate of growth in the Company's adjusted earnings per share. All options may be exercised earlier in certain circumstances.

25 Notes to the cash flow statement

(a) Reconciliation of operating profit to net cash inflow from operating activities	2001/02 £million	2000/01 £million
Operating profit	284.8	203.8
Depreciation	104.0	94.5
Amortisation of goodwill and own shares	1.0	3.4
Share of (profit)/loss of associated undertakings	(3.8)	5.4
(Profit)/loss on disposal of fixed assets	(9.5)	17.5
Net (utilisation of)/additions to provisions	(5.4)	22.0
Increase in stocks	(59.5)	(60.4)
Increase in debtors	(31.8)	(46.4)
Increase in creditors	60.5	92.3
	340.3	332.1

(b) Analysis of cash flows for headings netted in the cash flow statement	2001/02 £million	2000/01 £million
Net increase in current asset investments		
Money market and other fixed rate deposits	19.4	(85.1)
Floating rate notes	(40.3)	82.0
	(20.9)	(3.1)
Net (decrease)/increase in debt due within one year		
7¾% Guaranteed Bond 2001	(99.9)	99.9
Secured borrowings	(7.9)	0.2
Other short term borrowings	107.3	33.2
	(0.5)	133.3
Net (decrease)/increase in debt due after more than one year		
7¾% Guaranteed Bond 2001	–	(99.9)
1% Exchangeable Bond 2004	160.6	–
Secured borrowings	(1.3)	1.3
Other borrowings	(313.9)	(18.7)
	(154.6)	(117.3)

(c) Analysis of net funds	29 April 2001 £million	Cash flow £million	Exchange movements £million	27 April 2002 £million
Cash at bank and in hand	64.4	(26.2)	0.4	38.6
Overdraft	(6.2)	1.9	–	(4.3)
	58.2	(24.3)	0.4	34.3
Short term investments	793.0	20.9	–	813.9
Debt due within one year	(189.6)	0.5	(0.4)	(189.5)
Debt due after more than one year	(462.1)	154.6	4.5	(303.0)
	199.5	151.7	4.5	355.7

26 Post retirement benefits

The Group operates a number of defined contribution and defined benefit pension schemes. The principal scheme operates in the UK where the Group maintains a funded defined benefit pension scheme for its employees with assets held in a separate trustee administered fund. Contributions are assessed in accordance with the advice of independent qualified actuaries so as to spread the pension cost over the normal expected service lives of members. The scheme is valued by a qualified actuary at least every three years.

The Group has announced that with effect from 1 September 2002, no further entrants will be permitted to the UK scheme and, instead, membership of a defined contribution pension scheme will be offered.

In the Nordic region, the Group operates secured defined benefit pension schemes with assets held in a life insurance company and an unsecured pension arrangement. In addition, it makes contributions to a state pension scheme. The effect of these schemes on the Group's results is not significant.

(a) Regular pension costs – SSAP 24
Pension costs are accounted for in accordance with SSAP 24 "Accounting for pension costs". The Group paid contributions during the period of £16.2 million (2000/01 £14.4 million). The pension charge amounted to £12.2 million (2000/01 £14.2 million). This comprised the regular pension cost of £16.5 million (2000/01 £15.2 million) net of the amortisation of pension surpluses over the average remaining service lives of current employees on a straight line basis. In addition, the pension charge in respect of defined contribution schemes was £0.4 million (2000/01 £0.4 million). A further £0.1 million (2000/01 £0.1 million) provision was made in respect of the unsecured pension arrangement.

The last actuarial valuation of the UK scheme was carried out as at 5 April 2001 using the projected unit method and has been used to determine the level of funding to the scheme. The contribution rate, agreed in consultation with the actuaries, for both the year ended 27 April 2002 and future years is 9.9 per cent.

The principal actuarial assumptions used for accounting purposes were:

Rate of increase in pensionable salaries	4.25% per annum
Rate of increase to pensions – Guaranteed Minimum Pension	3.0% per annum
– Pension in excess of Guaranteed Minimum Pension	2.5% per annum
Discount rate for accrued benefits	6.5% per annum
Inflation assumption	2.5% per annum
Investment return for future service benefits	6.75% per annum

At 5 April 2001, the market value of the scheme's investments was £388.2 million and, based on the above assumptions, the value of the assets was sufficient to cover 106 per cent of the benefits accrued to members after allowing for expected future increases in earnings. This amounted to a surplus of assets over liabilities of £25 million.

(b) FRS 17 disclosures
A new financial reporting standard, FRS 17 "Retirement benefits", will introduce new accounting policies in respect of pension arrangements. Full adoption of FRS 17 is not immediately mandatory, but requires additional information to be disclosed in the intervening period on pension assets and liabilities (with effect from 2001/02), as set out below, and pension expense (with effect from 2002/03), based on methodologies set out in the standard which are different from those used by the scheme actuaries in determining funding arrangements.

Assumptions at 27 April 2002:

Rate of increase in pensionable salaries	4.25% per annum
Rate of increase in pensions in payment/deferred pensions	2.5% per annum
Discount rate	6.0% per annum
Inflation assumption	2.5% per annum

Valuation at 27 April 2002:

	Long term expected rate of return	£million
Equities	8.0%	347.6
Bonds	5.2%	30.4
Cash	4.5%	14.8
Market value of assets		392.8
Present value of liabilities		(468.9)
Deficit in the plan		(76.1)
Related deferred tax asset		22.8
Net pension liability		(53.3)

The deficit under FRS 17 reflects the different basis for valuing assets and liabilities compared with SSAP 24. The net position is sensitive to market conditions at the assessment date of 27 April 2002, particularly the movement of equity prices relative to corporate bond prices.

If the full provisions of FRS 17 were reflected in the financial statements for the year ended 27 April 2002, the Group's profit and loss account reserve of £1,067.6 million and the Group's net assets of £1,616.7 million would be reduced, by £58.6 million, including the elimination of the SSAP 24 pension prepayment, to £1,009.0 million and £1,558.1 million, respectively.

27 Capital commitments

	Group 2002 £million	2001 £million
Contracted for but not provided for in the accounts	**21.5**	15.0

28 Contingent liabilities

	Company 2002 £million	2001 £million
Commitments in respect of properties in the course of development	**–**	6.2
Guarantee of 7¾% Guaranteed Bond 2001	**–**	100.0
Guarantee of 7¾% Guaranteed Bond 2004	**100.0**	100.0
Guarantee of notes issued under 1% Exchangeable Bond 2004	**160.6**	–
Guarantee of borrowings of subsidiaries	**194.9**	415.2
Other guarantees	**14.3**	12.8

In the normal course of business, the Group has contingent liabilities in respect of lease covenants relating to premises assigned or sublet to third parties.

29 Operating lease commitments

	Group 2002 £million	2001 £million
At 27 April 2002 the Group was committed to the following payments during the next 53 week period in respect of operating leases for land and buildings which expire:		
Within one year	**4.6**	3.6
Between two and five years	**13.2**	19.5
After five years	**214.1**	179.8
	231.9	202.9

At 27 April 2002 the Group was committed to payments during 2002/03 of £0.3 million (28 April 2001 £0.1 million) in respect of other operating leases which expire between two and five years.

30 Related party transactions

The Company has granted Dixons TSR Trust Limited, the employee share ownership trust, loan facilities of £50 million.

The Company made charitable donations of £875,000 to The Dixons Foundation, the Group's registered charitable trust. The Company is the sole benefactor of the Foundation, the principal beneficiaries of which are concerned with education, business ethics, community affairs, medicine, heritage and the environment.

31 Post balance sheet event

On 7 May 2002 the Group acquired Direct Telephone Services Limited (trading as Genesis Communications) for consideration of up to £31 million. The initial consideration was satisfied by £27 million in loan notes and £1 million in cash. Additional consideration of up to £1 million is payable in cash and up to £2 million in loan notes is to be paid dependent on the achievement of earnings targets.

32 Principal subsidiary undertakings

The principal subsidiary undertakings at 27 April 2002 were as follows:

UK Retail
Coverplan Insurance Services Limited
Dixons Insurance Services Limited – Isle of Man
DSG Card Handling Services Limited
DSG Retail Limited
Mastercare Service and Distribution Limited
The Link Stores Limited (60%)

International Retail
Elkjøp ASA – Norway
Elkjøp Norge AS – Norway
El-Giganten AB – Sweden
El-Giganten Køkkenland AS – Denmark
Gigantti OY – Finland
DSG Ireland Limited
PC City Spain SL – Spain
PC City (France) SA – France

European Property
Codic International SA – Belgium (96%)
Codic Belgique SA – Belgium (96%)
Codic Luxembourg SA – Luxembourg (96%)
Codic SA – France (96%)
Codic GmbH – Germany

Other
Dixagon SA – Switzerland
Dixons Group Holdings Limited*
Dixons Group Treasury plc
Dixons Overseas Investments Limited
Dixons European Investments Limited

*Direct subsidiary of Dixons Group plc.

Unless otherwise indicated, principal subsidiary undertakings are wholly-owned and incorporated in Great Britain.

All Group undertakings operate in their country of incorporation, with the exception of DSG Ireland Limited which operates in Ireland.

Consolidated profit and loss account[1]

£million	2001/02	2000/01	1999/00	1998/99	1997/98
Turnover	**4,888.2**	4,688.2	3,889.9	3,156.3	2,791.9
percentage change	***4.3%***	*20.5%*	*23.2%*	*13.1%*	*14.1%*
Underlying operating profit[2]	**284.8**	282.0	242.2	210.5	197.1
Net interest	**12.4**	(4.2)	21.5	28.1	20.5
Underlying profit before taxation[2]	**297.2**	277.8	263.7	238.6	217.6
percentage change	***7.0%***	*5.3%*	*10.5%*	*9.7%*	*14.4%*
Discontinued operations – Freeserve	–	(48.2)	(22.9)	(1.5)	–
Exceptional items[3]	**(14.9)**	417.5	231.3	(5.8)	(4.3)
Profit before taxation	**282.3**	647.1	472.1	231.3	213.3
Taxation	**(65.1)**	(49.6)	(55.9)	(48.9)	(50.0)
Minority interest	**(6.0)**	(2.5)	(4.3)	(3.0)	(1.2)
Profit for the period	**211.2**	595.0	411.9	179.4	162.1
Dividends	**(117.3)**	(105.9)	(126.5)	(75.2)	(63.7)
Retained profit for the period	**93.9**	489.1	285.4	104.2	98.4
Diluted earnings per ordinary share (pence)[4]	**10.8p**	30.6p	21.0p	9.2p	8.4p
Adjusted diluted earnings per ordinary share (pence)[4]	**11.6p**	10.3p	10.0p	9.4p	8.4p
percentage change	***12.6%***	*3.0%*	*6.4%*	*11.9%*	*15.1%*
Dividends per ordinary share (pence)[4]	**6.050p**	5.500p	4.600p	3.825p	3.175p
percentage change	***10.0%***	*19.6%*	*20.3%*	*20.5%*	*21.0%*
Special dividend	–	–	1.88p	–	–

Segmental information – continuing operations[5]

Turnover					
UK Retail[6]	**4,121.8**	3,979.4	3,563.7	3,057.9	2,668.1
International Retail	**688.4**	601.6	244.4	31.6	21.0
European Property	**78.0**	62.4	63.8	64.1	102.8
	4,888.2	4,643.4	3,871.9	3,153.6	2,791.9
Underlying operating profit[2]					
UK Retail[6]	**253.6**	244.8	221.7	202.2	193.9
International Retail	**11.4**	22.3	10.4	0.3	(1.2)
European Property	**16.0**	14.9	10.1	8.0	4.4
	281.0	282.0	242.2	210.5	197.1
Associated undertakings	**3.8**	–	–	–	–
	284.8	282.0	242.2	210.5	197.1

Consolidated balance sheet[1]

£million	2002	2001	2000	1999	1998
Fixed assets					
Intangible assets	**484.2**	432.7	443.3	–	–
Tangible assets	**607.0**	535.0	501.0	363.8	326.7
Investments	**479.0**	625.7	85.8	1.9	1.4
	1,570.2	1,593.4	1,030.1	365.7	328.1
Current assets					
Stocks	**650.0**	580.7	512.5	427.3	434.5
Debtors	**422.8**	383.9	358.3	288.0	275.4
Short term investments	**813.9**	793.0	788.8	746.3	615.9
Cash at bank and in hand	**38.6**	64.4	103.9	11.0	38.4
	1,925.3	1,822.0	1,763.5	1,472.6	1,364.2
Creditors – falling due within one year					
Borrowings	**(193.8)**	(195.8)	(68.8)	(42.9)	(37.8)
Other creditors	**(1,061.3)**	(929.7)	(878.4)	(620.1)	(616.9)
	(1,255.1)	(1,125.5)	(947.2)	(663.0)	(654.7)
Net current assets	**670.2**	696.5	816.3	809.6	709.5
Total assets less current liabilities	**2,240.4**	2,289.9	1,846.4	1,175.3	1,037.6
Creditors – falling due after more than one year					
Borrowings	**(303.0)**	(462.1)	(556.9)	(202.5)	(218.1)
Other creditors	**(239.8)**	(264.9)	(233.8)	(173.7)	(150.6)
	(542.8)	(727.0)	(790.7)	(376.2)	(368.7)
Provisions for liabilities and charges	**(80.9)**	(87.7)	(77.6)	(73.7)	(59.6)
	1,616.7	1,475.2	978.1	725.4	609.3
Equity shareholders' funds	**1,581.1**	1,446.3	935.9	715.6	602.5
Equity minority interests	**35.6**	28.9	42.2	9.8	6.8
	1,616.7	1,475.2	978.1	725.4	609.3
Capital expenditure	**189.9**	180.3	210.4	113.2	119.4
Net funds/(debt) and investments[7]	**55.7**	(85.1)	(75.8)	270.4	184.3

Notes:

[1] Where appropriate, prior year comparatives have been restated to take account of FRS 19 "Deferred tax".

[2] Underlying figures exclude the effects of exceptional items and discontinued operations (Freeserve).

[3] Net exceptional items before taxation include both operating and non-operating exceptional items.

[4] Diluted earnings and dividends per ordinary share have been restated on the basis that the notional four for one share split effected on 8 March 2000 was in existence throughout the five year period. Adjusted diluted earnings per share which exclude exceptional items and discontinued operations have been shown to disclose the impact of these items on underlying earnings.

[5] Management and development responsibility for the Internet Services division, previously reported separately, has been integrated with the appropriate retail division. Comparative figures have been restated to reflect this change in responsibility.

[6] Excludes Freeserve.

[7] Net cash and investments excludes funds held under trust in respect of extended warranty and service contract liabilities, and funds held by Freeserve.

Shareholder information

Registered office
Maylands Avenue
Hemel Hempstead
Hertfordshire HP2 7TG
Registered No. 3847921

Registrars and transfer office
Capita IRG plc
Balfour House
390/398 High Road
Ilford
Essex IG1 1NQ
Tel: 0870 162 3100

Shareholder enquiries
Shareholders can access shareholding details over the Internet. The web address for our Registrars' site is www.capita-irg.com. As well as checking name, address and shareholding details in the Shareholder Help section, change of address, dividend mandate and stock transfer forms can be downloaded. This is a secure site. So that the system can validate enquiries an Investor Code is required. This is a numerical account number shown on share certificates and dividend tax counterfoils.

Joint brokers
Cazenove
Schroder Salomon Smith Barney

Capital gains tax
For the purpose of computing capital gains tax, the market value of the Company's ordinary shares on 31 March 1982 was 1.35 pence (adjusted for rights and capitalisation issues and the corporate restructuring effected on 7 March 2000).

Share dealing service
Cazenove operates a postal share dealing service for private investors who wish to buy or sell the Company's shares. Details are available from Cazenove. Tel: 020 7606 1768.

Internet
The Annual Report and other Group information is available through the Internet at: www.dixons-group-plc.co.uk

Dividend reinvestment plan
Details of the Company's Dividend Reinvestment Plan are available from the Registrars. To receive the final dividend in the form of shares, mandate forms from new participants should be received by the Registrars by 16 September 2002.

Dividend mandate
Shareholders who wish dividends to be paid directly into a bank or building society account should contact the Registrars for a dividend mandate form. This method of payment reduces the risk of delay or loss of dividend cheques in the post and ensures that your account is credited on the dividend payment date. To receive dividends in this way, mandate forms should be received by the Registrars by 16 August 2002.

Individual Savings Account
A corporate ISA is available for investors wishing to take advantage of preferential tax treatment in relation to their shareholdings. Details are available from Stock Trade. Tel: 0131 240 0448 and ask for the Dixons Group helpline.

ADR depositary
The Company's shares are available in the form of American Depositary Receipts (ADRs). The Company's depositary is Bank of New York. Tel: 00 1 212 495 1784 (from the United States of America 888-269-2377 toll-free).

CREST
The Company's shares are traded on CREST. CREST is a voluntary system which enables shareholders to hold and transfer their shareholdings electronically rather than by paper.

Unsolicited mail
The Company is obliged to make its share register available to members of the public and organisations on payment of a prescribed fee. This may result in shareholders receiving unsolicited mail. If you wish to limit the receipt of unsolicited mail you should write to:

The Mailing Preference Service
FREEPOST 22
London W1E 7ER

ShareGift
The Orr Mackintosh Foundation operates a charity share donation scheme for shareholders with small parcels of shares whose value makes it uneconomic to sell them. Details of the scheme are available on the ShareGift internet site, www.sharegift.org

Financial calendar
Final dividend record date
16 August 2002

Annual general meeting
11 September 2002

Payment of final dividend
7 October 2002

2002/03 interim results announcement
January 2003

Payment of 2002/03 interim dividend
March 2003




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Dixons Group plc
Maylands Avenue
Hemel Hempstead
Herts HP2 7TG

Telephone 01442 353 000
www.dixons-group-plc.co.uk


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